SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience Translation into English from the Original Previously Issued in Portuguese)
FEDERAL PUBLIC SERVICE SECURITIES AND EXCHANGE COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS 09/30/2006 COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	CORPORATE LAW

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION OF THE COMPANY, BEING ITS DIRECTOR RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

01.01 - IDENTIFICATION

1 - CVM CODE 01771-0	2 - COMPANY NAME VIVO PARTICIPAÇÕES S.A.	3 - FEDERAL TAXPAYERS’ REGISTRATION NUMBER (CNPJ) 02.558.074/0001-73
4 - NIRE 35300158792

01.02 - ADDRESS OF COMPANY’S HEADQUARTERS

1 - ADDRESS Av. Roque Petroni Júnior, 1.464			2 - DISTRICT Morumbi
3 - ZIP CODE 04707-000	4 - MUNICIPALITY São Paulo			5 - STATE SP
6 - AREA CODE 11	7 - TELEPHONE NUMBER 5105-1172	8 - TELEPHONE NUMBER 5105-1182	9 - TELEPHONE NUMBER -	10 - TELEX -
11 - AREA CODE 11	12 - FAX 5105-2247	13 - FAX -	14 - FAX -
15 - E-MAIL

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 - NAME Ernesto Gardelliano
2 - ADDRESS Av. Roque Petroni Junior, 1.464			3 - DISTRICT Morumbi
4 - ZIP CODE 04707-000	5 - MUNICIPALITY São Paulo			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE NUMBER 5105-1362	9 - TELEPHONE NUMBER -	10 - TELEPHONE NUMBER -	11 - TELEX -
12 - AREA CODE 11	13 - FAX 5105-2982	14 - FAX -	15 - FAX -
16 - E-MAIL
ernesto.gardelliano@vivo.com.br

01.04 - REFERENCE/INDEPENDENT ACCOUNTANT

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - ENDING	3 - QUARTER	4 - BEGINNING	5 - ENDING	6 - QUARTER	7 - BEGINNING	8 - ENDING
01/01/2006	12/31/2006	3	07/01/2006	09/30/2006	2	04/01/2006	06/30/2006
9 - INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes				10 - CVM CODE 00385-9
11 - NAME TECHNICAL RESPONSIBLE José Domingos do Prado				12 - INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 022.486.308-83

01.05 - COMPOSITION OF ISSUED CAPITAL

NUMBER OF SHARES (IN THOUSANDS)	1 - CURRENT QUARTER 09/30/2006	2 - PRIOR QUARTER 06/30/2006	3 - SAME QUARTER IN PRIOR YEAR 09/30/2005
ISSUED CAPITAL
1 - COMMON	524,932	524,932	250,458
2 - PREFERRED	917,186	917,186	411,866
3 - TOTAL	1,442,118	1,442,118	662,324
TREASURY SHARES
4 - COMMON	0	0	0
5 - PREFERRED	4,495	4,495	0
6 - TOTAL	4,495	4,495	0

01.06 - COMPANY’S CHARACTERISTICS

1 - TYPE OF COMPANY Commercial, industry and other companies
2 - SITUATION Operational
3 - NATURE OF OWNERSHIP National Company
4 - ACTIVITY CODE 1130 - Telecommunication
5 - MAIN ACTIVITY Cellular Telecommunications Service
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF INDEPENDENT ACCOUNTANTS’ REPORT Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - GENERAL TAXPAYERS’ REGISTER	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING PAYMENT	6 - TYPE OF SHARE	7 - VALUE OF THE DIVIDEND PER SHARE

01.09 - ISSUED CAPITAL AND CHANGES IN CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In R$ thousand)	4 - VALUE OF CHANGE (In R$ thousand)	5 - ORIGIN OF ALTERATION	6 - QUANTITY OF ISSUED SHARES (Thousand)	7 - SHARE PRICE ON ISSUANCE DATE (In R$)
01	02/22/2006	3,522,370	(3,147,782)	Capital reduction	0	0.0000000000
02	02/22/2006	6,153,507	2,631,137	Companies incorporation	764,088	3.4435000503
03	06/08/2006	6,347,784	194,277	Capital reserves - goodwill	15,706	12.3700000000

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE 10/25/2006	2 - SIGNATURE

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2006	4 - 06/30/2006
1	TOTAL ASSETS	9,586,183	10,435,981
1.01	CURRENT ASSETS	100,719	868,612
1.01.01	CASH AND CASH EQUIVALENTS	604	191
1.01.01.01	CASH AND BANKS	604	191
1.01.01.02	TEMPORARY CASH INVESTMENTS	-	-
1.01.02	CREDITS	23,239	211,610
1.01.02.01	INTEREST ON SHAREHOLDERS’ EQUITY AND DIVIDENDS	23,239	211,610
1.01.03	INVENTORIES	-	-
1.01.04	OTHER	76,876	656,811
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	7,119	8,061
1.01.04.02	DERIVATIVE CONTRACTS	-	546
1.01.04.03	PREPAID EXPENSES	808	810
1.01.04.04	ADVANCES TO SUPPLIERS	31	13
1.01.04.05	CREDITS FROM GROUP COMPANIES	68,463	646,922
1.01.04.06	OTHER ASSETS	455	459
1.02	NONCURRENT ASSETS	474,050	465,888
1.02.01	CREDITS	-	-
1.02.02	CREDITS FROM RELATED PARTIES	-	-
1.02.02.01	FROM ASSOCIATED COMPANIES	-	-
1.02.02.02	FROM SUBSIDIARIES	-	-
1.02.02.03	FROM OTHER RELATED PARTIES	-	-
1.02.03	OTHER	474,050	465,888
1.02.03.01	DEFERRED AND RECOVERABLE TAXES	468,776	460,347
1.02.03.02	DERIVATIVE CONTRACTS	-	-
1.02.03.03	PREPAID EXPENSES	2,733	2,936
1.02.03.04	LOANS AND FINANCING	-	-
1.02.03.05	OTHER ASSETS	2,541	2,605
1.03	PERMANENT ASSETS	9,011,414	9,101,481
1.03.01	INVESTMENTS	9,011,287	9,101,327
1.03.01.01	ASSOCIATED COMPANIES	-	-
1.03.01.02	SUBSIDIARIES	9,011,183	9,101,223
1.03.01.03	OTHER INVESTMENTS	104	104
1.03.02	PROPERTY, PLANT AND EQUIPMENT	127	154
1.03.03	DEFERRED CHARGES	-	-

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2006	4 - 06/30/2006
2	TOTAL LIABILITIES	9,586,183	10,435,981
2.01	CURRENT LIABILITIES	295,440	865,544
2.01.01	LOANS AND FINANCING	2,080	458,929
2.01.02	DEBENTURES	74,499	57,490
2.01.03	SUPPLIERS	9,702	10,479
2.01.04	TAXES PAYABLE	74,930	73,019
2.01.05	DIVIDENDS PAYABLE	55,428	55,428
2.01.06	PROVISIONS	284	303
2.01.06.01	PROVISIONS FOR CONTINGENCIES	284	303
2.01.07	DEBTS WITH RELATED PARTIES	-	-
2.01.08	OTHER	78,517	209,896
2.01.08.01	PAYROLL AND SOCIAL CHARGES	2,147	1,983
2.01.08.02	DERIVATIVE CONTRACTS	37	129,758
2.01.08.03	OTHER LIABILITIES	76,333	78,155
2.02	NONCURRENT LIABILITIES	1,558,249	1,642,008
2.02.01	LOANS AND FINANCING	56,841	136,813
2.02.02	DEBENTURES	1,500,000	1,500,000
2.02.03	PROVISIONS	93	42
2.02.03.01	PROVISIONS FOR CONTINGENCIES	93	42
2.02.04	DEBTS WITH RELATED PARTIES	-	-
2.02.05	OTHER	1,315	5,153
2.02.05.01	DERIVATIVE CONTRACTS	995	4,833
2.02.05.02	FUNDS FOR CAPITALIZATION	320	320
2.03	DEFERRED INCOME	-	-
2.05	SHAREHOLDERS’ EQUITY	7,732,494	7,928,429
2.05.01	CAPITAL STOCK	6,347,784	6,347,784
2.05.02	CAPITAL RESERVES	1,312,999	1,312,999
2.05.04	PROFIT RESERVES	700,033	700,033
2.05.04.01	LEGAL	97,421	97,421
2.05.04.02	STATUTORY	-	-
2.05.04.03	CONTINGENCIES	11,070	11,070
2.05.04.04	REALIZABLE PROFIT RESERVES	-	-
2.05.04.05	PROFIT RETENTION	602,612	602,612
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	-	-
2.05.04.07	OTHER PROFIT RESERVES	(11,070)	(11,070)
2.05.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	(628,322)	(432,387)

03.01 - STATEMENT OF LOSS (IN THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - 07/01/2006 to 09/30/2006	4 - 01/01/2006 to 09/30/2006	5 - 07/01/2005 to 09/30/2005	6 - 01/01/2005 to 09/30/2005
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	-	-	-	-
3.02	DEDUCTIONS FROM GROSS REVENUE	-	-	-	-
3.03	NET REVENUE FROM SALES AND/OR SERVICES	-	-	-	-
3.04	COST OF GOODS AND/OR SERVICES SOLD	-	-	-	-
3.05	GROSS PROFIT	-	-	-	-
3.06	OPERATING EXPENSES/REVENUES	(192,640)	(819,449)	(222,636)	(599,008)
3.06.01	SELLING EXPENSES	-	-	-	-
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(2,355)	(13,953)	(3,000)	(7,163)
3.06.03	FINANCIAL	(73,356)	(292,814)	(147,048)	(430,063)
3.06.03.01	FINANCIAL INCOME	7,420	166,340	81,769	262,814
3.06.03.02	FINANCIAL EXPENSES	(80,776)	(459,154)	(228,817)	(692,877)
3.06.04	OTHER OPERATING INCOME	22	511	7,665	8,365
3.06.05	OTHER OPERATING EXPENSES	(78,501)	(234,920)	(83,906)	(261,612)
3.06.06	EQUITY IN THE EARNINGS OF SUBSIDIARIES AND ASSOCIATED COMPANIES	(38,450)	(278,273)	3,653	91,465
3.07	OPERATING LOSS	(192,640)	(819,449)	(222,636)	(599,008)
3.08	NONOPERATING INCOME (LOSS)	(3,295)	(6,798)	7,363	7,385
3.08.01	INCOME	(1)	28	7,319	7,451
3.08.02	EXPENSES	(3,294)	(6,826)	44	(66)
3.09	LOSS BEFORE TAXES AND MINORITY INTEREST	(195,935)	(826,247)	(215,273)	(591,623)
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	-	(723)	-	-
3.11	DEFERRED INCOME TAX	-	-	-	-
3.12	STATUTORY INTEREST/CONTRIBUTIONS	-	-	-	-
3.12.01	INTEREST	-	-	-	-
3.12.02	CONTRIBUTIONS	-	-	-	-
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-
3.15	LOSS FOR THE PERIOD	(195,935)	(826,970)	(215,273)	(591,623)
	NUMBER OF OUTSTANDING SHARES, EX-TREASURY (THOUSAND)	1,437,623	1,437,623	662,324	662,324
	EARNINGS PER SHARE	-	-	-	-
	LOSS PER SHARE	(0.13629)	(0.57523)	(0.32503)	(0.89325)

04.01 - BALANCE SHEET - ASSETS CONSOLIDATED (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2006	4 - 06/30/2006
1	TOTAL ASSETS	16,448,429	17,162,649
1.01	CURRENT ASSETS	5,445,246	5,880,144
1.01.01	CASH AND CASH EQUIVALENTS	966,843	644,040
1.01.01.01	CASH AND BANKS	72,380	146,017
1.01.01.02	TEMPORARY CASH INVESTMENTS	894,463	498,023
1.01.02	CREDITS	2,159,297	2,244,431
1.01.02.01	TRADE ACCOUNTS RECEIVABLE, NET	2,159,297	2,244,431
1.01.03	INVENTORIES	236,856	565,600
1.01.04	OTHER	2,082,250	2,426,073
1.01.04.01	ADVANCES TO SUPPLIERS	71,319	20,983
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	1,600,814	1,576,618
1.01.04.03	DERIVATIVE CONTRACTS	2,388	260,239
1.01.04.04	PREPAID EXPENSES	231,286	376,081
1.01.04.05	CREDITS FROM GROUP COMPANIES	9,584	48,526
1.01.04.06	OTHER ASSETS	166,859	143,626
1.02	NONCURRENT ASSETS	1,754,579	1,803,810
1.02.01	CREDITS	-	-
1.02.02	CREDITS FROM RELATED PARTIES	-	-
1.02.02.01	FROM ASSOCIATED COMPANIES	-	-
1.02.02.02	FROM SUBSIDIARIES	-	-
1.02.02.03	FROM OTHER RELATED PARTIES	-	-
1.02.03	OTHER	1,754,579	1,803,810
1.02.03.01	DEFERRED AND RECOVERABLE TAXES	1,679,554	1,717,723
1.02.03.02	DERIVATIVE CONTRACTS	2,735	3,248
1.02.03.03	PREPAID EXPENSES	20,859	34,068
1.02.03.04	OTHER ASSETS	51,431	48,771
1.03	PERMANENT ASSETS	9,248,604	9,478,695
1.03.01	INVESTMENTS	1,286,646	1,374,739
1.03.03.01	ASSOCIATED COMPANIES	-	-
1.03.03.02	SUBSIDIARIES	1,285,820	1,373,913
1.03.03.02.01	GOODWILL ON ACQUISITION OF INVESTMENTS	1,285,820	1,373,913
1.03.01.03	OTHER INVESTMENTS	826	826
1.03.02	PROPERTY, PLANT AND EQUIPMENT	7,816,406	7,946,861
1.03.02.01	PROPERTY, PLANT AND EQUIPMENT	19,551,851	19,267,302
1.03.02.02	ACCUMULATED DEPRECIATION AND AMORTIZATION	(11,920,000)	(11,461,040)
1.03.02.03	CONSTRUCTION IN PROGRESS	184,555	140,599
1.03.03	DEFERRED CHARGES	145,552	157,095

04.02 - BALANCE SHEET - LIABILITIES CONSOLIDATED (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2006	4 - 06/30/2006
2	TOTAL LIABILITIES	16,448,429	17,162,649
2.01	CURRENT LIABILITIES	4,831,288	5,707,984
2.01.01	LOANS AND FINANCING	1,449,552	1,804,248
2.01.02	DEBENTURES	74,499	57,490
2.01.03	SUPPLIERS	1,756,109	2,203,525
2.01.04	TAXES PAYABLE	617,770	613,955
2.01.05	DIVIDENDS PAYABLE	104,187	104,478
2.01.06	PROVISIONS	72,974	68,998
2.01.06.01	PROVISIONS FOR CONTINGENCIES	72,974	68,998
2.01.07	DEBTS WITH RELATED PARTIES	-	-
2.01.08	OTHER	756,197	855,290
2.01.08.01	PAYROLL AND SOCIAL CHARGES	141,620	124,096
2.01.08.02	DERIVATIVE CONTRACTS	279,020	413,127
2.01.08.03	OTHER LIABILITIES	335,557	318,067
2.02	NONCURRENT LIABILITIES	3,884,647	3,526,236
2.02.01	LOANS AND FINANCING	1,675,502	1,324,694
2.02.02	DEBENTURES	1,500,000	1,500,000
2.02.03	PROVISIONS	263,643	255,801
2.02.03.01	PROVISIONS FOR CONTINGENCIES	263,643	255,801
2.02.04	DEBTS WITH RELATED PARTIES	-	-
2.02.05	OTHER	445,502	445,741
2.02.05.01	TAXES PAYABLE	215,773	218,785
2.02.05.02	DERIVATIVE CONTRACTS	141,026	141,882
2.02.05.03	FUNDS FOR CAPITALIZATION	446	446
2.02.05.04	OTHER LIABILITIES	88,257	84,628
2.03	DEFERRED INCOME	-	-
2.04	MINORITY INTEREST	-	-
2.05	SHAREHOLDERS’ EQUITY	7,732,494	7,928,429
2.05.01	CAPITAL STOCK	6,347,784	6,347,784
2.05.02	CAPITAL RESERVES	1,312,999	1,312,999
2.05.04	PROFIT RESERVES	700,033	700,033
2.05.04.01	LEGAL	97,421	97,421
2.05.04.02	STATUTORY	-	-
2.05.04.03	CONTINGENCIES	11,070	11,070
2.05.04.04	REALIZABLE PROFIT RESERVES	-	-
2.05.04.05	PROFIT RETENTION	602,612	602,612
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	-	-
2.05.04.07	OTHER PROFIT RESERVES	(11,070)	(11,070)
2.05.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	(628,322)	(432,387)

05.01 - STATEMENT OF LOSS CONSOLIDATED (IN THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - 07/01/2006 to 09/30/2006	4 - 01/01/2006 to 09/30/2006	5 - 07/01/2005 to 09/30/2005	6 - 01/01/2005 to 09/30/2005
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	3,961,229	11,343,229	2,574,224	7,488,039
3.02	DEDUCTIONS FROM GROSS REVENUE	(1,136,338)	(3,342,995)	(709,255)	(1,996,294)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	2,824,891	8,000,234	1,864,969	5,491,745
3.04	COST OF GOODS AND/OR SERVICES SOLD	(1,556,263)	(4,089,417)	(807,441)	(2,484,057)
3.05	GROSS PROFIT	1,268,628	3,910,817	1,057,528	3,007,688
3.06	OPERATING EXPENSES/REVENUES	(1,390,935)	(4,607,476)	(1,160,169)	(3,212,500)
3.06.01	SELLING EXPENSES	(866,953)	(2,927,858)	(652,697)	(1,786,471)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(250,295)	(784,913)	(165,654)	(455,131)
3.06.03	FINANCIAL	(201,559)	(601,430)	(219,097)	(683,925)
3.06.03.01	FINANCIAL INCOME	51,404	541,203	252,555	782,316
3.06.03.02	FINANCIAL EXPENSES	(252,963)	(1,142,633)	(471,652)	(1,466,241)
3.06.04	OTHER OPERATING INCOME	164,891	323,775	53,836	184,630
3.06.05	OTHER OPERATING EXPENSES	(237,019)	(617,050)	(176,557)	(471,603)
3.06.06	EQUITY IN THE EARNINGS OF SUBSIDIARIES AND ASSOCIATED COMPANIES	-	-	-	-
3.07	OPERATING LOSS	(122,307)	(696,659)	(102,641)	(204,812)
3.08	NONOPERATING INCOME (LOSS)	(4,688)	(10,847)	6,407	12,044
3.08.01	INCOME	38,464	40,007	7,954	13,801
3.08.02	EXPENSES	(43,152)	(50,854)	(1,547)	(1,757)
3.09	LOSS BEFORE TAXES AND MINORITY INTEREST	(126,995)	(707,506)	(96,234)	(192,768)
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(69,927)	(153,885)	(75,137)	(265,847)
3.11	DEFERRED INCOME TAX	-	-	-	-
3.12	STATUTORY INTEREST/CONTRIBUTIONS	-	-	-	-
3.12.01	INTEREST	-	-	-	-
3.12.02	CONTRIBUTIONS	-	-	-	-
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-
3.14	MINORITY INTEREST	-	(7,968)	(43,902)	(133,008)
3.15	LOSS FOR THE PERIOD	(196,922)	(869,359)	(215,273)	(591,623)
	NUMBER OF OUTSTANDING SHARES, EX-TREASURY (THOUSAND)	1,437,623	1,437,623	662,324	662,324
	EARNINGS PER SHARE	-	-	-	-
	LOSS PER SHARE	(0.13698)	(0.60472)	(0.32503)	(0.89325)

06.01 -  INDEPENDENT AUDITORS’ REVIEW REPORT

To the Management and Shareholders of
Vivo Participações S.A.

São Paulo - SP

  We have performed a special review of the Quarterly Information (ITR) of Vivo Participações S.A. (current denomination for Telesp Celular Participações S.A.) and subsidiaries for the quarter and nine-month period ended September 30, 2006, prepared in accordance with the Brazilian accounting practices, including the balance sheets, individual and consolidated, the respective statements of loss and the performance report. These financial statements are the responsibility of the Company’s management.

  We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council (CFC), and consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas of the Company and its subsidiaries regarding the main criteria adopted in preparing the Quarterly Information; and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

  Based on our special review, we are not aware of any material modifications that should be made to the above-mentioned Quarterly Information for it to be in conformity with Brazilian accounting practices, and standards established by the Brazilian Securities Commission (CVM) specifically applicable to the preparation of the mandatory Quarterly Information.

  We had previously reviewed the balance sheets, individual and consolidated, as of June 30, 2006, presented for comparative purposes, and our special review report, dated July 20, 2006, contained no qualifications. The individual and consolidated statements of loss, for the quarter and nine-month period ended September 30, 2005, presented for comparative purposes, were reviewed by us, and our special review report, dated October 26, 2005, contained no qualifications.

  As mentioned in Note 1, the merger of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. with the Company was approved on February 22, 2006. At the same date the merger of the shares of Tele Centro Oeste Celular Participações S.A. was also approved. Consequently, the statements of loss for the quarter and nine-month period ended September 30, 2005 cannot be compared with the statements of loss for the quarter and nine-month period ended September 30, 2006.

  The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, October 25, 2006

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes CRC N° 2SP011609/O-8	Engagement Partner CRC N° 1SP185087/O-0

07.01 - NOTES TO THE FINANCIAL STATEMENTS

1. OPERATIONS

Vivo Participações S.A. (“Vivo” or “Company”) (current denomination of Telesp Celular Participações S.A.) is a publicly-traded company whose controlling shareholders, on September 30, 2006, are Brasilcel N.V. (40.85% of the total capital stock) and its subsidiaries Portelcom Participações Ltda. (4.69% of the total capital stock), Sudestecel Participações Ltda. (6.22% of the total capital stock), Avista Participações Ltda. (3.91% of the total capital stock), TBS Celular Participações Ltda. (4.87% of the total capital stock) and Tagilo Participações Ltda. (2.41% of the total capital stock), excluding treasury shares.

The controlling shareholders of Brasilcel N.V. are Telefónica Móviles, S.A. (50% of the total capital stock), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of the total capital stock) and Portugal Telecom, SGPS, S.A. (0.001% of the total capital stock).

On February 22, 2006, the General Meeting approved the merger by Vivo of Tele Centro Oeste Celular Participações S.A. (“TCO”) shares, for conversion into a fully-owned subsidiary of Vivo, and the merger of the companies Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações S.A. (“TLE”) and Celular CRT Participações S.A. (“CRTPart”), as mentioned in the Relevant Fact dated December 4, 2005.

The results of the merged companies from January 1 to February 22, 2006 are shown in the Company’s results, as foreseen in the merger protocol.

The table below shows the companies controlled by Vivo and their respective areas of operation and authorization terms:

		Expiration
		date of
Operator	Operating area	authorization

Telesp Celular S.A. (“TC”)	São Paulo	08.05.08
Celular CRT S.A. (“CRT”) (a)	Rio Grande do Sul	12.17.07
Global Telecom S.A. (“GT”)	Paraná and Santa Catarina	04.08.13
Telerj Celular S.A. (“TRJ”) (a)	Rio de Janeiro	11.29.20
Telest Celular S.A. (“TES”) (a)	Espírito Santo	11.30.08
Telebahia Celular S.A. (“TBA”) (a)	Bahia	06.29.08
Telergipe Celular S.A. (“TSE”) (a)	Sergipe	12.15.08
Tele Centro Oeste Celular Participações S.A. (“TCO”) (b)	Distrito Federal	07.24.16
Telegoiás Celular S.A. (“TGO”) (b)	Goiás and Tocantins	10.29.08
Telemat Celular S.A. (“TMAT”) (b)	Mato Grosso	03.30.09
Telems Celular S.A. (“TMS”) (b)	Mato Grosso do Sul	09.28.09
Teleron Celular S.A. (“TRON”) (b)	Rondônia	07.21.09
Teleacre Celular S.A. (“TAC”) (b)	Acre	07.15.09
Norte Brasil Telecom S.A. (“NBT”) (b)	Amazonas, Roraima, Amapá, Pará and Maranhão	11.29.13

(a) Control acquired through the merger of TSD, TLE and CRTPart.
(b) Became direct or indirect fully-owned subsidiaries as a result of the merger of TCO shares.

The above licenses are renewable, once only, for a 15-year term, on payment of annual charges equivalent to approximately 1% of operating revenues. TRJ and TCO’s licenses were renewed by Act No. 54,324, of November 28, 2005, and Act No. 66,664, of September 8, 2006, respectively.

The business of the subsidiaries, including the services they may provide, is regulated by the National Telecommunications Agency (ANATEL), the telecommunications regulatory agency, in accordance with Law No. 9,472, of July 16, 1997, and respective regulations, decrees, rulings and plans.

Auction of share fractions

Auctions were held on April 19 and 24, 2006 in the São Paulo Stock Exchange (BOVESPA) to reallocate in the “Free Float” 641,766 shares (310,366 common code VIVO3 shares and 331,400 preferred code VIVO4 shares), corresponding to the fractions remaining after the exchange of shares of the companies Tele Sudeste Celular Participações S.A., Tele Centro Oeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. for Vivo shares arising from the capital restructuring approved by the Extraordinary General Meeting of February 22, 2006. The amounts raised are available to the shareholders holding these fractions at any branch of the Banco ABN Amro Real S.A., the depository agent for “Vivo” book-entry shares.

Corporate restructuring - subsidiaries

At a meeting held on May 2, 2006, Vivo’s Board of Directors approved the proposal for corporate restructuring of the fully-owned subsidiary Global Telecom S.A., through a merger with the fully-owned Vivo subsidiaries, namely Telergipe Celular S.A., Telebahia Celular S.A., Telerj Celular S.A., Telest Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Tele Centro Oeste Celular Participações S.A. and also the subsidiaries of this last, Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A., Teleacre Celular S.A. and Norte Brasil Telecom S.A.

The planned implementation of the corporate restructuring aims to simplify the current corporate and operational structure, by unifying the general business administration of the operators, which will be concentrated in a single operating company controlled by “Vivo”, to take better advantage of the synergies between the companies involved and increase “Vivo” shareholder value, continuing the process initiated with the corporate restructuring approved in the Extraordinary General Meeting held on February 22, 2006. Simultaneously with the corporate restructuring, the name of Global Telecom S.A. will be altered to Vivo S.A.

As this is a case of merging of companies offering SMP and SCM services, the corporate restructuring was subject to the prior approval of ANATEL, which was granted on July 25, 2006, by Act No. 59,867, published in the Official Daily Government Newspaper (DOU) on July 27, 2006, and published in the Relevant Fact dated July 27, 2006.

Due to the fact that the corporate restructuring does not directly involve “Vivo”, but only the subsidiary companies, Vivo’s capital and assets, as well as its share structure and the current shareholder rights, will not undergo any change.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

The individual (Company) and consolidated Quarterly Information (ITR) are presented in thousands of Brazilian reais (except where otherwise mentioned) and have been prepared in accordance with Brazilian accounting practices and Brazilian corporate law, including the rules applicable to concessionaires of public telecommunications services and the standards and accounting procedures established by the Brazilian Securities Commission (CVM).

The consolidated Quarterly Information includes, in addition to the balances and transactions of the Company, the balances and transactions of the subsidiaries mentioned in Note 1 and of the indirect subsidiaries Telesp Celular International Ltd. and Telesp Celular Overseas Ltd. All intercompany balances and transactions were eliminated in consolidation.

This Quarterly Information was prepared in accordance with principles, practices and criteria consistent with those used in the preparation of the financial statements for the last fiscal year.

The statement of loss for the nine-month period ended September 30, 2005 does not include the effects of the mergers mentioned in Note 1, and, consequently, is not comparable with the 2006 statement of loss.

To assist understanding and comparison, we are disclosing, in Note 32, the “combined” consolidated statement of loss, based on the hypothesis that the operations of TSD, TLE and CRTPart had already been taken over by the Company and that TCO had already been converted into a fully-owned subsidiary of the Company since January 1, 2005.

The financial statements as of June 30, 2006 and September 30, 2005 have been reclassified, where applicable, for purposes of comparison.

3. TEMPORARY CASH INVESTMENTS

	Consolidated
	September 30, 2006	June 30, 2006

Temporary cash investments	894,463	498,023

Temporary cash investments refer principally to bank deposit certificates, which are indexed to the interbank deposit rates (CDI).
As of September 30, 2006, the subsidiaries had financial investments of R$158,301 (R$150,048 as of June 30, 2006), pledged in guarantee of lawsuits.

4. TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	September 30, 2006	June 30, 2006

Unbilled amounts for services rendered	337,415	492,765
Billed amounts	1,072,269	1,149,256
Interconnection	844,384	686,937
Goods sold	383,499	412,932
Provision for doubtful accounts	(478,270)	(497,459)
Total	2,159,297	2,244,431

No customers contribute more than 10% of net accounts receivable as of September 30 and June 30, 2006.

Changes in the provision for doubtful accounts were as follows:

	Consolidated
	2006	2005

Balance at the beginning of the year	249,399	144,621
Provision for doubtful accounts charged to selling expense in the 1st quarter	160,981	61,628
Write-offs and recoveries in the 1st quarter	(93,624)	(46,442)
Amount merging	107,342	-
Balance as of March 31	424,098	159,807
Provision for doubtful accounts charged to selling expense in the 2nd quarter	338,754	77,797
Write-offs and recoveries in the 2nd quarter	(265,393)	(78,940)
Balance as of June 30	497,459	158,664
Provision for doubtful accounts charged to selling expense in the 3rd quarter	147,838	121,674
Write-offs and recoveries in the 3rd quarter	(167,027)	(110,051)
Balance as of September 30	478,270	170,287

5. INVENTORIES

	Consolidated
	September 30, 2006	June 30, 2006

Digital handsets	292,688	631,661
Accessories	6,141	5,263
Provision for obsolescence	(61,973)	(71,324)
Total	236,856	565,600

6. DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	September 30, 2006	June 30, 2006	September 30, 2006	June 30, 2006

Prepaid/recoverable income and social contribution taxes	440,228	432,575	636,434	632,120
Withholding income tax	2,010	2,157	75,739	74,698
Recoverable ICMS (State VAT)	-	-	371,117	382,180
Recoverable PIS and COFINS (taxes on revenue)	32,272	32,291	285,121	297,226
Other	242	242	60,995	8,342
Total recoverable taxes	474,752	467,265	1,429,406	1,394,566
Deferred tax	1,143	1,143	1,796,698	1,841,363
ICMS on sales to be recognized	-	-	54,264	58,412
Total	475,895	468,408	3,280,368	3,294,341

Current	7,119	8,061	1,600,814	1,576,618
Noncurrent	468,776	460,347	1,679,554	1,717,723

Deferred income and social contribution taxes are comprised as follows:

	Consolidated
	September 30, 2006	June 30, 2006

Tax credits recorded on corporate restructuring	764,919	827,127
Provision/accrual for:
Inventory obsolescence	19,146	21,736
Contingencies	162,035	154,683
Doubtful accounts receivable	139,806	145,959
Customer loyalty program	21,310	20,179
Employees’ profit sharing	14,815	11,936
Suppliers	104,906	98,976
Accelerated depreciation	79,678	67,529
Other	87,444	112,175
Tax loss carryforwards	402,639	381,063
Total deferred taxes	1,796,698	1,841,363

Current	780,451	780,191
Noncurrent	1,016,247	1,061,172

Deferred taxes have been recorded if it is probable that they will be realized, as follows:

  Tax loss carryforwards: will be offset up to a limit of 30% per year of taxable income for the next few years.
  Merged tax credit: consists of the net balance of goodwill and reserve for maintaining the integrity of shareholders’ equity (Note 27) and is realized in proportion to the amortization of the goodwill of the subsidiaries, with terms of five to ten years. Studies by external consultants used in the corporate restructuring process supported recovery of the amount within this term.
  Temporary differences: will be realized upon payment of the accruals, effective losses on bad debts and realization of inventories.

As of December 31, 2005, the Company prepared technical feasibility studies, approved by the Board of Directors, which indicated full recovery of recognized deferred taxes, as defined by CVM Instruction No. 371/02. As of September 30, 2006 the Company identified no factors that could substantially alter the results of these studies.

The Company and its subsidiaries GT, TCO IP and Telebahia did not recognize deferred income and social contribution on tax loss carryforwards and temporary differences, due to the lack of projections of taxable income to be generated in the short term.

7. PREPAID EXPENSES

	Company		Consolidated
	September 30, 2006	June 30, 2006	September 30, 2006	June 30, 2006

FISTEL fees	-	-	153,075	273,297
Rentals	-	-	22,163	27,257
Advertising	-	-	50,995	86,446
Financial charges	3,540	3,743	4,107	4,197
Commercial incentives	-	-	2,548	3,333
Other	1	3	19,257	15,619
Total	3,541	3,746	252,145	410,149

Current	808	810	231,286	376,081
Noncurrent	2,733	2,936	20,859	34,068

8. OTHER ASSETS

	Company		Consolidated
	September 30, 2006	June 30, 2006	September 30, 2006	June 30, 2006

Escrow deposits	155	129	136,348	124,626
Advances to employees	82	83	15,549	17,039
Credits with suppliers	-	-	9,456	9,114
Subsidies on handset sales	-	-	45,042	32,264
Other	2,759	2,852	11,895	9,354
Total	2,996	3,064	218,290	192,397

Current	455	459	166,859	143,626
Noncurrent	2,541	2,605	51,431	48,771

9. INVESTMENTS

a) Investments in subsidiaries

Investee	Common and total share interest - %

Telesp Celular S.A.	100.00
Global Telecom S.A.	100.00
Tele Centro Oeste Celular Participações S.A.	100.00
Celular CRT S.A.	100.00
Telerj Celular S.A.	100.00
Telest Celular S.A.	100.00
Telebahia Celular S.A.	100.00
Telergipe Celular S.A.	100.00

b) Number of shares held

In thousands
Investee	Common and total shares

Telesp Celular S.A.	83,155
Global Telecom S.A.	3,810
Tele Centro Oeste Celular Participações S.A.	44,333
Celular CRT S.A.	445,440
Telerj Celular S.A.	30,449
Telest Celular S.A.	2,039
Telebahia Celular S.A.	17,998
Telergipe Celular S.A.	1,011

c. Information on subsidiaries

	Shareholders’ equity		Net income (loss) for the nine-month period ended
Investee	September 30, 2006	June 30, 2006	September 30, 2006	September 30, 2005

Telesp Celular S.A.	3,103,011	3,066,526	32,233	125,435
Global Telecom S.A.	931,625	966,638	(197,977)	(176,737)
Tele Centro Oeste Celular Participações S.A.	1,960,901	1,945,207	9,450	275,775
Celular CRT S.A.	553,407	552,195	(24,109)	107,008
Telerj Celular S.A.	769,095	786,196	(53,584)	17,582
Telest Celular S.A.	266,065	248,950	39,778	55,668
Telebahia Celular S.A.	122,921	152,783	(95,396)	(64,922)
Telergipe Celular S.A.	49,792	50,202	1,073	11,579

d) Components and changes

The Company’s investments include the equity interests in the direct subsidiaries, goodwill, advances for future capital increase and reserve provision for losses on investments and other investments, as shown below:

	Company		Consolidated
	September 30, 2006	June 30, 2006	September 30, 2006	June 30, 2006

Investments in subsidiaries	6,489,827	6,501,707	-	-
Goodwill on investment acquisitions, net	1,583,103	1,678,531	1,614,557	1,719,918
Advance for future capital increase	1,266,990	1,266,990	-	-
Provision for investment losses (*)	(328,737)	(346,005)	(328,737)	(346,005)
Other investments	104	104	826	826
Balance of investments	9,011,287	9,101,327	1,286,646	1,374,739

(*)   Provisions for investment losses were recorded due to GT’s accumulated deficit and indebtedness as of December 31, 2002 and 2001.

The changes in investment balances of the subsidiaries for the nine-month periods ended September 30, 2006 and 2005 are as follows:

	2006									2005
Investments in subsidiaries	TC	GT	TCO	CRT	TRJ	TES	TBA	TSE	Total	Total

Balance at the beginning of the year	2,359,318	844,201	1,168,107	-	-	-	-	-	4,371,626	4,069,896
Merger of companies	-	-	1,066,158	1,129,500	1,469,423	352,929	93,888	55,568	4,167,466	-
Capital increase	14,970	277,600	-	-	-	-	26,000	-	318,570	-
Capital increase with reserves	108,553	-	111,254	24,968	54,280	5,987	-	489	305,531	-
Capital reduction	-	-	(30,000)	(151,300)	(450,500)	-	-	-	(631,800)	-
Donations and subsidies	3,615	7,801	722	1,412	74	268	624	164	14,680	115
Increased investment in subsidiary company	-	-	-	-	-	-	-	-	-	48,160
Interest gain	-	-	-	-	-	-	-	-	-	7,377
Equity method of accounting (a) (b)	32,233	(197,977)	1,482	(24,109)	(53,584)	39,778	(95,396)	1,073	(296,500)	91,465
Unclaimed distribution of interest on shareholders’ equity	-	-	3,547	-	-	-	-	-	3,547	-
Interim dividend	-	-	(835,740)	(427,064)	(357,191)	(132,897)	-	(10,401)	(1,763,293)	-
Balance as of September 30	2,518,689	931,625	1,485,530	553,407	662,502	266,065	25,116	46,893	6,489,827	4,217,013

(a)  The equity accounting for the year comprises: (i) result of subsidiaries - R$(296,500); (ii) donations - R$14,680; and (iii) distribution of interest on shareholders’ equity - R$3,547.

(b)  TCO’s equity accounting balance is stated net of the amount of R$7,968, referring to minority interests.

	2006								2005
Advance for future capital increase	TC	TCO	CRT	TRJ	TES	TBA	TSE	Total	Total

Balance at the beginning of the year	692,875	586,625	-	-	-	-	-	1,279,500	1,506,514
Assets merged	-	-	24,968	160,873	5,987	97,805	3,388	293,021	-
Realization of reserves	(108,553)	(111,254)	(24,968)	(54,280)	(5,987)	-	(489)	(305,531)	(63,893)
Corporate restructuring	-	-	-	-	-	-	-	-	133,370
Balance as of September 30	584,322	475,371	-	106,593	-	97,805	2,899	1,266,990	1,575,991

	2006			2005
Goodwill on acquisition of investments, net	GT	TCO	Total	Total

Balance at the beginning of the year	951,095	918,292	1,869,387	2,397,880
Amortization of goodwill	(94,444)	(191,840)	(286,284)	(311,828)
Write-off TCO goodwill	-	-	-	(398,914)
Merger of Bagon Participações Ltda. (TCO)	-	-	-	265,544
Increase in interest	-	-	-	12,834
Balance as of September 30	856,651	726,452	1,583,103	1,965,516

Goodwill of subsidiaries is also recorded in consolidated.

Reserve for losses - GT	2006	2005

Balance at the beginning of the year	(380,541)	(449,615)
Amortization of losses (in proportion to goodwill)	51,804	51,804
Balance as of September 30	(328,737)	(397,811)

As from January 1, 2005, the goodwill paid on acquisitions by GT based on future profitability, totaling R$1,077,020, is being amortized over a ten-year period as from the acquisition date. TC has investments in Telesp Celular International Ltd. and Telesp Celular Overseas Ltd., companies located abroad, for the purpose of obtaining and passing on funding through international loans.

On May 31, 2004 and August 31, 2005, the tax benefit derived from the goodwill paid on the acquisition of TCO was transferred to that company and its subsidiaries. As a result, R$644,431 was transferred as an advance for future capital increase, since shares will be issued in favor of Vivo when this benefit is realized by TCO and its subsidiaries. The remaining goodwill, amounting to R$1,384,325, was attributed to future profitability and is being amortized over five years.

10. PROPERTY, PLANT AND EQUIPMENT, NET

		Consolidated
	Annual depreciation rates - %	September 30, 2006			June 30, 2006
		Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	10 to 20	7,177,122	(4,857,843)	2,319,279	2,416,627
Switching equipment	10 to 20	3,422,490	(1,958,829)	1,463,661	1,514,717
Infrastructure	2.87 to 20	2,299,880	(1,125,360)	1,174,520	1,180,587
Land	-	59,929	-	59,929	62,072
Software use rights	20	2,692,259	(1,585,636)	1,106,623	1,126,450
Buildings	2.86 to 4	276,555	(61,119)	215,436	226,900
Handsets	66.67	1,302,018	(1,015,140)	286,878	268,278
Concession license	6.67 to 20	976,503	(545,550)	430,953	447,228
Other assets	6.67 to 20	1,345,095	(770,523)	574,572	563,403
Construction in progress	-	184,555	-	184,555	140,599
Total		19,736,406	(11,920,000)	7,816,406	7,946,861

In the nine-month period ended September 30, 2006, financial expenses incurred on loans, which are financing the construction in progress, were capitalized by the subsidiaries GT, Telebahia and Telergipe to the amount of R$1,604 (R$6,638 in the nine-month period ended September 30, 2005).

As of September 30, 2006, the subsidiaries had fixed assets amounting to R$101,851 pledged as guarantees in lawsuits as shown below:

Tax	89,747
Labor and civil	12,104
Total	101,851

11. DEFERRED ASSETS, NET

	Annual	Consolidated
	amortization	September	June
	rate - %	30, 2006	30, 2006

Preoperating costs:
Amortization of license	10	80,496	80,496
Financial expenses	10	201,131	201,131
General and administrative expenses	10	69,960	69,960

		351,587	351,587
Goodwill - Ceterp Celular S.A.	10	84,265	84,265
Goodwill	(*)	24,121	23,723

		459,973	459,575

Accumulated amortization:
Preoperating expenses		(247,915)	(238,947)
Goodwill - Ceterp Celular S.A.		(49,154)	(47,047)
Goodwill		(17,352)	(16,486)

		(314,421)	(302,480)
Total		145,552	157,095

(*) In accordance with the term of the agreement.

12. TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	September	June	September	June
	30, 2006	30, 2006	30, 2006	30, 2006

Suppliers	8,373	9,726	1,040,885	1,510,459
Interconnection	-	-	159,631	47,554
Amounts payable to long-distance operators - SMP (*)	-	-	419,005	468,760
Technical assistance (Note 28)	-	-	93,890	127,520
Other	1,329	753	42,698	49,232
Total	9,702	10,479	1,756,109	2,203,525

(*)   The amounts to be passed on Personal Mobile Service (SMP) refer to the VC2 and VC3 (long distance) calls and roaming charges billed to the Company’s clients and passed on to the long-distance operators.

13. TAXES PAYABLE

	Company		Consolidated
	September 30, 2006	June 30, 2006	September 30, 2006	June 30, 2006

Current taxes:
ICMS (State VAT)	-	-	437,003	434,588
Income and social contribution taxes	606	606	103,736	110,220
PIS and COFINS (taxes on revenue)	768	516	65,412	67,555
FISTEL fees	-	-	-	486
FUST and FUNTTEL	-	-	6,382	6,590
Other taxes	1,420	1,595	10,859	10,685
Total	2,794	2,717	623,392	630,124

Legal obligations:
Income contribution taxes	-	-	1,870	-
PIS and COFINS (taxes on revenue)	71,850	70,302	190,549	186,263
CIDE	286	-	16,588	16,353
Other taxes	-	-	1,144	-
Total	72,136	70,302	210,151	202,616

Total	74,930	73,019	833,543	832,740

Current	74,930	73,019	617,770	613,955
Noncurrent	-	-	215,773	218,785

Current taxes

Of the long-term portion, R$154,949 refers to the “ICMS - Programa Paraná Mais Emprego”, an agreement made with the State of Paraná Government for deferral of ICMS payments. This agreement stipulates the ICMS due date as the 49th month following that in which the ICMS is determined.

Legal obligations - CVM Resolution No.  489/05

We set forth below the taxes covered by Resolution No. 489, of October 3, 2005, issued by the Brazilian Securities Commission (CVM), which approved IBRACON Announcement NPC No. 22.

For purposes of the financial statements, any escrow deposits made in respect of these taxes have been offset against taxes payable.

a) PIS and COFINS

TC was assessed (Procedure No. 19515,000,700/2003-97) for having offset COFINS, in January and February 2000, against credits derived from the excess of 1/3 of COFINS paid in 1999, after being offset against social contribution tax (CSLL). Conservatively, management maintained the amount of R$24,671 on the accounts as of September 30, 2006, having made an escrow deposit for the same amount.

Law No. 9,718/98

On November 27, 1998, the calculation of PIS and COFINS was amended by Law No. 9,718, which: (i) increased the COFINS rate from 2% to 3%; (ii) authorized deduction of up to 1/3 of the COFINS amount from the amount of social contribution tax (CSLL); and also (iii) indirectly increased the COFINS and PIS due by the subsidiaries, by ordering the inclusion of revenue in excess of billing in the calculation basis.

On November 9, 2005, the Plenary Session of the Federal Supreme Court took position in respect of the unconstitutionality of the changes in the calculation basis of contributions to PIS and COFINS introduced by Law No. 9,718/98, which had been object of innumerous lawsuits brought by taxpayers in general and by the parent company and its subsidiaries.

In evaluating Extraordinary Appeals No. 357,950, No. 390,840, No. 358,273 and No. 346,084, it declared the unconstitutionality of paragraph 1, article 3 of the above-
-mentioned Law, which ruled that these contributions would be due not only on billing, but on “all income received by the corporate entity, irrespective of the type of activity exercised and the accounting classification used for the income”.

Due to the changes introduced by Laws No. 10,637/02 and No. 10,833/03, the Company and its direct and indirect subsidiaries started to include income in excess of billing in the PIS and COFINS calculation basis.

Conservatively, management maintained the amount of R$192,952 on the accounts as of September 30, 2006, having made escrow deposits amounting to R$2,403.

b) CIDE

Refers to a challenge with a view to avoid the levy of economic intervention contribution (CIDE) on remittances of funds abroad, in respect of technology transfer agreements, license of trademarks and software, etc. Conservatively, management maintained the amount of R$52,295 on the accounts, having made escrow deposits amounting to R$35,707.

c) IRPJ on hedge

CRT filed a suit (No. 99,0003309-4) with a view to dispute the levy of corporate income tax (IRPJ) on hedge transactions. Conservatively, management maintained the amount of R$1,870 on the accounts as of September 30, 2006.

d) ISS

GT filed an annulment suit (No. 443/2006) with a view to annul service tax (ISS) levied on mobile asset rental services, support activities and additional services. Conservatively, management maintained the amount of R$219 on the accounts as of September 30, 2006.

TES was assessed (No. 918/2005) in relation to ISS levied on mobile asset rental services, support activities and additional services. Conservatively, management maintained the amount of R$95 on the accounts as of September 30, 2006.

e) INSS

NBT was assessed (AI No. 35,365,561-9 and No. 2005,3900007327-6) by the national social security (INSS). Conservatively, management maintained the amount of R$830 on the accounts as of September 30, 2006.

14. LOANS AND FINANCING

a)    Composition of debt

				Company		Consolidated
Description	Currency	Annual interest	Maturity date	September 30, 2006	June 30, 2006	September 30, 2006	June 30, 2006

Financial institutions:
Resolution No. 2,770	US$	4% to 6.5%	10/02/06 to 09/17/08	38,794	402,410	1,005,119	1,207,640
Resolution No. 2,770		¥0% to 4.3752%	02/08//07 to 10/03/08	-	36,798	783,906	443,424
Debentures	R$	103.3% to 104.4% of CDI	08/01/08 to 05/01/15	1,500,000	1,500,000	1,500,000	1,500,000
Compror	US$	4.5% to 6.5%	10/16/06 to 09/17/08	-	-	80,464	156,549
Compror		¥0% to 2.7783%	01/22/07 to 09/16/08	-	-	134,448	134,969
BNDES	URTJLP	URTJLP + 3.5% to 4.6% (*)	10/15/06 to 06/15/11	-	-	191,947	219,639
BNDES	UMBNDES	3.5% to 4.6%	10/16/06 to 07/15/11	-	-	33,237	38,091
European Investment Bank - BEI	US$	1.4% + Libor 1.45% + Libor	09/14/07 to 06/13/08	-	-	244,554	243,440
Commercial paper	US$	Libor + 1.75%	07/29/07	-	-	260,904	259,716
Commercial paper	US$	6.3% to 6.55%	09/24/07 to 12/28/07	-	-	195,678	194,787
Unibanco IGP-M	R$	IGP-M + 9.45%	02/09/10	-	111,151	110,000	111,151
Export Development Canada - EDC	US$	Libor + 5%	12/14/06	-	-	10,981	10,931
Affiliated companies - Investment acquisition - TCO	R$	100% CDI + 1%	-	10,697	10,697	10,697	10,697
Others	R$	Column 27 FGV	10/31/08	-	-	967	1,083

Accrual interest				83,929	92,176	136,651	154,315
Total				1,633,420	2,153,232	4,699,553	4,686,432

Current				76,579	516,419	1,524,051	1,861,738
Noncurrent				1,556,841	1,636,813	3,175,502	2,824,694

(*)  In the event that the long-term interest rate (TJLP) exceeds 10% per year, the spread increases to 6%.

b)    Repayment schedule

The maturities of the long-term portion of loans and financing are as follows:

	September 30, 2006
Year	Company	Consolidated

2007 after October	-	287,230
2008	556,841	1,721,749
2009	-	22,308
2010	-	132,782
2011	-	11,433
After 2012	1,000,000	1,000,000
Total	1,556,841	3,175,502

c)    Restrictive covenants

GT has a loan and financing from the National Economic and Social Development Bank (BNDES), the balance of which as of September 30, 2006 was R$173,818 (R$196,870 as of June 30, 2006). As of that date, the various economic and financial ratios established in the contract had been complied with by GT.

TCO and its subsidiaries have loans from BNDES and Export Development Canada - EDC, the balances of which as of September 30, 2006 were R$51,366 and R$10,981 (R$60,860 and R$10,931 as of June 30, 2006), respectively. As of that date, the various economic and financial ratios established in the contracts with EDC had been complied with. In relation to the contracts with the BNDES, noncompliance with the “EBITDA Margin” ratio (EBITDA on the net operating income) and “EBITDA Margin” without merchandise (eliminating net product sales revenue and cost of products sold) was noted as of September 30, 2006. A waiver has already been obtained from the bank for noncompliance with this obligation up to December 31, 2006.

CRT has loans from the European Investment Bank - BEI, the balance of which as of September 30, 2006 was R$130,452 (R$129,858 as of June 30, 2006). As of that date, the various economic and financial ratios established in the contract had been complied with by the CRT.

Telebahia has a loan with the European Investment Bank - BEI, the balance of which as of September 30, 2006 was R$83,011 (R$82,633 as of June 30, 2006). The contracts establish a number of economic and financial ratios to be calculated annually. Telebahia noted noncompliance with the “Debt Service Ratio” (index calculated using EBITDA on the financial costs of loans) in the calculation as of September 30, 2006. A waiver has already been obtained from the bank for noncompliance with this obligation up to December 31, 2006.

Telergipe has a loan with the European Investment Bank - BEI, the balance of which as of September 30, 2006 was R$31,091 (R$30,949 as of June 30, 2006). As of that date, the various economic and financial ratios established in the contract had been complied with by the Company.

d)    Coverage

As of September 30, 2006, the Company and its subsidiaries had exchange contracts of US$885,552 thousand, ¥50,250,460 thousand and €7,963 thousand, (US$1,059,145 thousand, ¥30,804,521 thousand and €11,005 thousand as of June 30, 2006), to hedge all their foreign exchange liabilities. The Company also had a CDI x pre-swap operations for partial coverage of fluctuations in the domestic interest rates. The operations covered mature in January 2007 and total R$1,627,038. As of September 30, 2006, the Company and its subsidiaries had recorded a year-to-date loss of R$414,923 (R$291,522 as of June 30, 2006), in these exchange hedge and CDI x pre-swap operations.

The table below shows the net position of these operations as stated in the Company’s balance sheet:

	Consolidated
	September	June
Description	30, 2006	30, 2006

Current assets	2,388	260,239
Noncurrent assets	2,735	3,248
Total	5,123	263,487

Current liabilities	(279,020)	(413,127)
Noncurrent liabilities	(141,026)	(141,882)
Total	(420,046)	(555,009)

Accumulated loss	(414,923)	(291,522)

e)    Guarantees

Loans and financing of GT, in local currency, amounting to R$173,818, represent loans guaranteed by pledging accounts receivable, which can be withheld optionally up to a limit of 300% of the monthly installment.

Banks	Guarantees

BNDES - TCO operators	15% of receivables and Bank Deposit Certificates (CDBs) equivalent to the amount of the next installment payable.
BNDES - NBT	100% of receivables and CDBs equivalent to the amount of the next installment payable during the first year and two installments payable in the remaining period.
European Investment Bank - BEI - CRT	Bank guarantees.
European Investment Bank - BEI - Telebahia and Telergipe	Trade risk guaranteed by Banco Espírito Santo.

f)     Debentures

On August 1, 2004 the first public issue of debentures was renegotiated, comprising 5,000 simple unsecured debentures, not convertible into shares, with a unit par value of R$100 (one hundred thousand Brazilian reais) maturing on August 1, 2008. The renegotiation was for the whole of the original issue, which occurred on August 1, 2003, at a rate of 104.6% of the CDI, and the extension of the term (renegotiated to August 1, 2007) was simultaneous with the reduction of the rate to 104.4% of the CDI.

In the ambit of the First Distribution of Marketable Securities Program for R$2,000,000 (two billion Brazilian reais) announced on August 20, 2004, the Company issued debentures, on May 1, 2005, in the amount of R$1,000,000 (one billion Brazilian reais) with a duration of ten years as from the issue date of May 1, 2005.

The offer consisted of the issue of 100,000 simple unsecured debentures, not convertible into shares, with a nominal unit value of R$10 (ten thousand Brazilian reais), totaling R$1,000,000 (one billion Brazilian reais), in two series, R$200,000 (two hundred million Brazilian reais), in the first series, and R$800,000 (eight hundred million Brazilian reais), with a final maturity on May 1, 2015. The debentures yield interest, with six-monthly payments, corresponding to 103.3% (first series) and 104.2% of the accumulated average daily one day Interbank Deposits (DI), outside the group (extragrupo) (DI rates), calculated and divulged by the Clearing House for Custody and Settlement (CETIP).

Remuneration of the debentures is scheduled for renegotiation on May 1, 2009 (first series) and May 1, 2010 (second series). Conservatively, the Company included in the above consolidated long-term maturities schedule the principal of the debentures in 2009 and 2010, the dates for renegotiation of the remuneration of the two series.

15. OTHER LIABILITIES

	Company		Consolidated
	September 30, 2006	June 30, 2006	September 30, 2006	June 30, 2006

Prepaid services to be provided	-	-	139,027	120,252
Accrual for customer loyalty program (a)	-	-	65,895	62,056
Intercompany liabilities	-	1,621	651	640
Provision for pension fund	-	-	11,698	11,549
Share grouping (b)	76,166	76,201	117,995	118,030
Other	167	333	88,548	90,168
Total	76,333	78,155	423,814	402,695

Current	76,333	78,155	335,557	318,067
Noncurrent	-	-	88,257	84,628

(a)    The subsidiaries have loyalty programs, in which calls are transformed into points for future exchange for handsets. The accumulated points, net of redemptions, are provisioned, considering historic redemption data, points generated and the average cost of a point.

(b)   Refers to the credit made available to shareholders who are beneficiaries of the excess shares resulting from the reverse split of the Company’s share capital (Note 17).

16. RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. Management has recognized reserves for cases in which the likelihood of an unfavorable outcome is considered probable by its legal counsel.

Components of the reserve are as follows:

	Company		Consolidated
	September	June	September	June
	30, 2006	30, 2006	30, 2006	30, 2006

Tax	-	-	2,300	5,303
Labor	21	21	53,870	48,312
Civil	356	324	280,447	271,184
Total	377	345	336,617	324,799

Current	284	303	72,974	68,998
Noncurrent	93	42	263,643	255,801

The changes in the reserve for contingencies in the nine-month period ended September 30, 2006 are as follows:

	2006
	Company	Consolidated

Beginning balance	260	226,062
Additional provision, net of reversals	(179)	71,093
Monetary variation	-	8,673
Payments	(85)	(47,458)
Assets merged	381	78,247
Balance as of September 30	377	336,617

16.1.   Tax claims

16.1.1. Probable losses

a)   ICMS

Based on the opinion of its external legal counsel, Telest recorded a provision of R$647 on September 30, 2006, referring to ICMS (State VAT) tax suits drawn up in 2002, currently under dispute in the administrative sphere.

b)   Other

Company’s management recorded a provision of R$1,653, for various tax suits, based on the opinion of its external legal counsel.

16.1.2. Possible losses
Based on the opinion of its legal counsel and tax advisers, management believes that settling the matters listed below will not have a materially adverse effect on its financial position.

a)   ICMS

TCO and its indirect subsidiaries NBT, Teleacre, Telems, Telemat and Telegoiás received tax assessments totaling R$74,176, mainly in respect of: (i) ICMS on occasional or complementary services that do not constitute telecommunications services; (ii) ICMS on international calls made from Brazil; (iii) failure to reverse proportionally an ICMS tax credit on the acquisition of permanent assets used in providing communications services and/or exempt or untaxed outgoing goods; (iv) ICMS on nonremunerated provision of telecommunications services, consisting of the donation of credits to be used in the prepaid service plan; (v) failure to include in the ICMS calculation base fines and arrears interest charged to defaulting clients; (vi) alleged failure to comply with supplementary obligations; and (vii) others relating to the sale of goods.

GT received tax assessments totaling R$1,296 in respect of paying ICMS outside the time limit.

TBA received tax assessments totaling R$43,490, mainly in respect of: (i) failure to reverse proportionally an ICMS tax credit on the acquisition of permanent assets, electric power and switching services arising from providing untaxed communications services; (ii) failure to reverse ICMS credits relative to handsets provided for rental and “free lease”; (iii) payment of ICMS outside the time limit in the period between February and March 1998; (iv) ICMS due on “complementary communications services”; (v) failure to reverse ICMS credit in relation to long distance and call center; and (vi) ICMS on sign-up fees.

TSE received tax assessments totaling R$18,088, mainly in respect of: (i) failure to reverse proportionally an ICMS tax credit on the acquisition of permanent assets, electric power and switching services arising from providing untaxed communications services; (ii) failure to reverse ICMS credits in relation to handsets provided for rental and “free lease”; (iii) ICMS on provision of handsets on consignment; and (iv) ICMS due on “complementary communications services”.

TES received tax assessments totaling R$8,090, mainly in respect of:
(i) incorrect ICMS credits; and (ii) failure to write up trade notes.

TRJ received tax assessments totaling R$76,178, mainly in respect of:
(i) ICMS due on “complementary communications services”; (ii) ICMS on sign-up fees; (iii) ICMS on calls originating from administrative and test terminals; (iv) ICMS due on services provided to other telecommunications operators to clients not eligible for exemption; (v) ICMS on international calls; (vi) failure to reverse proportionally ICMS tax credit on the acquisition of permanent assets; and (vii) ICMS on provision of unpaid telecommunications services.

CRT received tax assessments totaling R$18,941, mainly in respect of: (i) ICMS on international calls; (ii) paying ICMS outside the time limit; and (iii) ICMS on electric power.

TC received tax assessments totaling R$64,809, mainly in respect of:
(i) incorrect ICMS credits; and (ii) undue credit referring to posting values as extemporary credits.

b)   PIS and COFINS

b.1) Increase in the calculation basis

The subsidiary Telesp Celular S.A. received assessments (suits No. 19515,000701/2003-28 and No. 19515,000699/2003-97) amounting to R$2,492, as a result of the increase in PIS and COFINS calculation basis. These assessments are being challenged by the subsidiary in the administrative sphere.

b.2) Hedge operations

COFINS assessment on TBA, referring to deductions relating to losses incurred on hedge operations in determining the calculation basis for this contribution. The amount involved is R$8,380.

c)   ISS

c.1)  ISS on tariff for use of the mobile network

On the understanding that assignment of the use of the telecommunications network constitutes a communications service subject to ICMS, and not rental of mobile assets, TBA and CRT were assessed by their respective municipalities, which are demanding payment of ISS on the tariff for use of the mobile network (TUM). The amount involved is R$98,984.

d)   IRPJ

The Company accepted assessments received by its subsidiary TLE amounting to R$5,307 levied on underpayment, arising from the excess paid to FINOR, FINAN or FUNRES, as calculated during the Review of Declaration audit - excess investment in fiscal incentives.

e)   IRPJ, IRRF and CSLL

Telerj received tax assessments amounting to R$193,594 to: (i) the use of part of the negative calculation basis of the CSLL determined by the Company in 1997, originating from a partial spin-off; (ii) alleged underpayment of IRPJ (corporate income tax) and CSLL, due to the fact that the inspectors did not accept the deductibility of certain expenses; (iii) alleged underpayment of IRRF on overseas remittances; and (iv) changes to the calculation basis for IRPJ and CSLL resulting from the reduction in the Company’s declared tax loss.

f)    FUST

Through Precedent No. 7, of December 15, 2005, ANATEL expressed the understanding that: (i) revenues to be passed on to telecommunications service providers as remuneration for connection and for the use of network resources, among others, may not be excluded from the FUST calculation basis; and (ii) revenues received from telecommunications service providers as remuneration for connection and for the use of network resources, among others, may not be excluded from the calculation basis for contributions to FUST.

Since the second part of the Precedent is not in accordance with the provisions of Law No. 9,998, of August 17, 2000, article 6, sole paragraph, all the subsidiaries filed writs of mandamus challenging the legality of this requirement, and obtained a temporary restraining order suspending its demandability.

g)   FISTEL

The subsidiary Telerj Celular S.A. holds two authorizations granted by the Public Authorities through SMP Authorization Document No. 013/2002: one to operate the Personal Mobile Service, for an indeterminate period, and the other to use the radio frequency on a primary basis for the remaining term of the first license, renewable for a further 15 years.

On November 30, 2005 the remaining period (15 years) for the use of the radio frequencies required by Telerj Celular S.A. to provide the Personal Mobile Service expired, and the procedures required to extend it were therefore put in motion. However, in order to obtain the license documents with a validity date adjusted for the extension (a right already recognized and granted by Act No. 54,324, of November 28, 2005), Telerj Celular S.A. was faced with the requirement, in its view uncalled for, to pay a new Installation Inspection Fee (TFI) for its mobile and fixed stations and radio links.

The demand for the TFI, totaling R$131,040, is the result of ANATEL’s interpretation that article 9, item III, of Resolution No. 255, applies in this case, so that the extension would constitute a taxable event for TFI. We do not, however, consider this interpretation of the law correct, and have, therefore, filed an administrative challenge.

16.2.   Civil

16.2.1  Probable losses

Include several labor and civil claims, and a reserve was posted as shown previously, which is considered to be sufficient to cover the probable losses on these cases.

The principal cause registered corresponds to the original loans from Telecomunicações Brasileiras S.A. - Telebrás, which, according to Annex II of the Spin-off Report of February 28, 1998, approved at the General Meeting of May 1998, should have been attributed to the respective holding company of Telegoiás Celular S.A. and Telebrasília Celular S.A.

As it considered that there had been a mistake in the allocation of the respective loans at the time of the spin-off, the Company suspended payments.

In June 1999, the Company filed a suit requesting a statement that the assets corresponding to these liabilities, plus accessories of these assets, are its property, also claiming compensation for the amounts paid.

On August 1, 2001, a verdict was given against the Company’s claims, however, on October 8, 2001, the Company filed an appeal, which was also denied, maintaining the original verdict. The Company filed a new appeal, which is awaiting a decision by the Supreme Court (STJ).

16.2.2. Possible losses

In relation to claims in which a loss is classified as possible, the amount involved is R$278,026 for the civil claims and R$84,677 for the labor claims, as follows:

	September 30, 2006
	Civil	Labor

Telesp Celular Participações S.A.	765	64
Telesp Celular S.A.	80,821	31,255
Global Telecom S.A.	14,188	7,102
Tele Centro Oeste Celular Participações S.A. (consolidated)	42,619	12,698
Celular CRT S.A.	60,374	7,768
Telerj Celular S.A.	54,629	21,594
Telest Celular S.A.	7,287	1,565
Telebahia Celular S.A.	13,340	2,582
Telergipe Celular S.A.	4,003	49
Total	278,026	84,677

17. SHAREHOLDERS’ EQUITY

a)    Capital

An Ordinary and Extraordinary General Meeting held on February 22, 2006 approved the reduction of the Company’s capital through the absorption of accumulated losses of R$3,147,782. The same Meeting approved the capital increases of R$1,068,839, due to the merger of TCO shares, and of R$1,562,298, due to the merger of TSD, TLE and CRTPart (see Note 1). The capital increased from R$6,670,152 to R$6,153,507, consisting of 1,426,412,217 shares, of which 509,226,137 are common shares and 917,186,080 are preferred shares, all book-entry shares without par value, and including 4,494,900 preferred shares held in treasury.

At an Extraordinary Meeting of the Board of Directors, held on June 8, 2006, a capital increase of R$194,277 was approved, of which R$193,837 is from capitalization of the part of the special goodwill reserve corresponding to the fiscal benefit generated in 2005, as a result of the processes of corporate restructuring involving the Company and its merged, subsidiary and parent companies, and R$440 corresponding to balances remaining from previous years. The Company’s capital increased from R$6,153,507 to R$6,347,784, consisting of 1,442,117,745 shares, of which 524,931,665 are common shares and 917,186,080 are preferred shares, all book-entry nominal shares without par value.

The capital as of September 30 and June 30, 2006 comprises shares without par value, as follows:

Thousands of shares

Common shares	524,932
Preferred shares	917,186
Total	1,442,118

b)    Interest on shareholders’ equity and dividends

The preferred shares do not have voting rights, except in the cases stipulated in articles 9 and 10 of the bylaws. They are, however, assured of priority in the reimbursement of capital, without premium, the right to participate in the dividend to be distributed, corresponding to a minimum of 25% of net income for the fiscal year, calculated in accordance with article 202 of corporate law, and priority in receiving minimum noncumulative dividends equivalent to the higher of the following amounts:

b.1)  6% per year on the amount resulting from dividing the subscribed capital by the total number of Company’s shares.

b.2)  3% per year on the amount resulting from division of the shareholders’ equity by the total number of Company’s shares, and also the right to participate in distributed income under equal conditions to the common shares, after the common shares have been assured of a dividend equal to the minimum priority dividend established for the preferred shares.

As from the General Shareholders’ Meeting held on March 27, 2004, the preferred shares are entitled to full voting rights, in accordance with article 111, paragraph 1, of Law No. 6,404/76, since the minimum dividends were not paid on the preferred shares for three consecutive years.

c)    Special goodwill reserve

This reserve represents a special goodwill reserve formed as a result of the Company’s corporate restructuring, which will be capitalized in favor of the controlling shareholder at the time of effective realization of the tax benefit.

18. NET OPERATING REVENUE

	Consolidated
	September 30, 2006	September 30, 2005

Monthly subscription charges	255,875	134,142
Usage charges	4,987,544	3,120,497
Additional call charges	97,088	126,407
Interconnection	3,063,778	2,221,375
Data services	661,323	364,300
Other services	175,801	131,408
Gross revenue from service	9,241,409	6,098,129

Value-added tax on services (ICMS)	(1,659,047)	(994,659)
PIS and COFINS	(332,828)	(218,028)
Service tax (ISS)	(2,393)	(2,055)
Discounts granted	(333,629)	(187,850)
Net operating revenue from services	6,913,512	4,695,537

Sale of handsets and accessories	2,101,820	1,389,910

Value-added tax on services (ICMS)	(179,941)	(115,529)
PIS and COFINS	(129,109)	(92,933)
Discounts granted	(600,060)	(62,744)
Returns of goods	(105,988)	(322,496)
Net operating revenue from sales of handsets and accessories	1,086,722	796,208
Total net operating revenue	8,000,234	5,491,745

No customers contributed more than 10% of the gross operating revenue during the nine-
-month periods ended September 30, 2006 and 2005, except for Telecomunicações de São Paulo S.A. - Telesp, a fixed line service provider, which contributed approximately 10.4% and 20%, respectively, mainly in relation to interconnection.

19. COST OF SERVICES AND GOODS

	Consolidated
	September 30, 2006	September 30, 2005

Personnel	(63,356)	(47,121)
Materials	(8,292)	(4,740)
Outside services	(279,252)	(144,430)
Leased lines	(175,469)	(106,195)
Rent, insurance and condominium fees	(154,675)	(70,308)
Interconnection	(399,490)	(121,425)
Taxes and contributions	(393,905)	(249,968)
Depreciation and amortization	(1,018,250)	(570,860)
Other	(105,380)	(5,404)
Cost of services	(2,598,069)	(1,320,451)
Cost of products sold	(1,491,348)	(1,163,606)
Total	(4,089,417)	(2,484,057)

20. SELLING EXPENSES

	Consolidated
	September 30, 2006	September 30, 2005

Personnel	(221,888)	(152,252)
Materials	(26,809)	(23,099)
Outside services	(1,393,021)	(913,644)
Advertising	(266,696)	(234,013)
Rent, insurance and condominium fees	(51,642)	(28,640)
Taxes and contributions	(2,301)	(1,198)
Depreciation and amortization	(294,755)	(145,470)
Provision for doubtful accounts	(647,573)	(261,099)
Other	(23,173)	(27,056)
Total	(2,927,858)	(1,786,471)

21. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005

Personnel	(3,063)	(2,600)	(176,699)	(99,608)
Materials	-	(5)	(10,657)	(6,303)
Outside services	(10,687)	(4,025)	(303,702)	(194,159)
Rent, insurance and condominium fees	(63)	(272)	(61,029)	(35,190)
Taxes and contributions	(56)	(26)	(3,845)	(4,430)
Depreciation and amortization	(78)	(80)	(221,109)	(100,117)
Other	(6)	(155)	(7,872)	(15,324)
Total	(13,953)	(7,163)	(784,913)	(455,131)

22. OTHER OPERATING INCOME (EXPENSES)

	Company		Consolidated
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005

Income:
Fines	-	-	77,582	48,921
Recovered expenses	1	8,169	141,160	27,237
Provision reverse	299	-	28,524	6,290
Shared infrastructure/EILD	-	-	39,179	19,906
Commercial incentive	-	-	28,300	75,236
Other	211	196	9,030	7,040
Total	511	8,365	323,775	184,630

Expenses:
FUST fees	-	-	(39,463)	(24,548)
FUNTTEL	-	-	(19,775)	(12,273)
ICMS on other expenses	-	-	(45,337)	(26,999)
CIDE	(7)	(65)	(5,541)	(948)
PIS and COFINS on other expenses	(44)	(167)	(24,978)	(24,354)
Other taxes and contributions	(43)	(548)	(11,125)	(12,542)
Reserve for contingencies	(120)	(257)	(99,617)	(33,499)
Amortization of deferred charges	-	-	(29,438)	(29,337)
Goodwill amortization	(234,480)	(260,024)	(270,603)	(296,145)
Other operating expenses	(226)	(551)	(71,173)	(10,958)
Total	(234,920)	(261,612)	(617,050)	(471,603)

23. FINANCIAL INCOME (EXPENSES)

	Company		Consolidated
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005

Income:
Financial income	33,104	34,191	217,958	212,908
Foreign currency exchange variation	133,236	228,623	323,295	575,683
PIS/COFINS on financial income	-	-	(50)	(6,275)
Total	166,340	262,814	541,203	782,316

Expenses:
Financial expense	(223,183)	(266,799)	(461,581)	(449,487)
Monetary/exchange variation	(3,136)	(539)	(48,778)	(37,763)
Losses on derivative contracts, net	(232,835)	(425,539)	(632,274)	(978,991)
Total	(459,154)	(692,877)	(1,142,633)	(1,466,241)

24. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiaries estimate the amounts of income and social contribution taxes monthly on the accrual basis, paying the taxes based on a monthly estimate. Deferred taxes are recognized on temporary differences, as shown in Note 6. The composition of expenses on income and social contribution taxes is shown below:

	Consolidated
	September 30, 2006	September 30, 2005

Income tax	(249,440)	(206,204)
Social contribution tax	(90,760)	(74,279)
Deferred income tax	136,604	10,782
Deferred social contribution tax	49,711	3,854
Total	(153,885)	(265,847)

A reconciliation of the taxes on income disclosed, eliminating the effects of the goodwill tax benefit, and the amounts calculated at the combined statutory rate of 34% is as follows:

	Company		Consolidated
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005

Loss before taxes	(826,247)	(591,623)	(707,506)	(192,768)
Tax income at combined statutory rate	280,924	201,152	240,552	65,541
Permanent additions:
Nondeductible expenses - amortization of goodwill	(79,723)	(16)	(89,856)	(38,872)
Other nondeductible expenses	-	-	(65,224)	-
Interest on shareholders’ equity credited - subsidiaries	(123,318)	(60,091)	-	-
Other additions	-	-	(31,160)	(461)
Permanent exclusions:
Interest on shareholders’ equity credited - subsidiaries	28,705	91,189	-	-
Other exclusions	8,782	-	9,062	-
Tax loss and unrecognized temporary differences	(116,093)	(232,234)	(217,259)	(292,055)
Tax expense	(723)	-	(153,885)	(265,847)

25. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a)   Risk considerations

The major market risks to which the Company and its subsidiaries are exposed in conducting their business are:

Credit risk: derived from the potential difficulty in collecting amounts of telecommunications services provided to customers, and the sales of handsets by the distribution network, together with the risks relating to investments and swap operations.

Interest rate risk: derived from the portion of the debt and liability positions in derivatives contracted at floating rates and involves the risk of financial expenses rising due to an unfavorable movement in interest rates (principally Libor, TJLP and CDI).

Currency risk: the possibility of the Company and its subsidiaries incurring losses on account of fluctuations in exchange rates that increase the balances of foreign currency denominated loan and financing liabilities.

The Company and its subsidiaries take a positive attitude towards the management of the various risks to which they are subject, by means of a wide-ranging set of operational initiatives, procedures and policies that enable the risks inherent in their businesses to be mitigated.

Credit risk

The credit risk of providing telecommunications services is minimized by strict control of the customer base and active management of default by means of clear policies relating to selling postpaid sets. As of September 30, 2006, the Company and its subsidiaries had 82% (82% as of June 30, 2006) of their customer base under the prepaid system, which requires prepaid loading and therefore does not represent any credit risk.

The credit risk on the sale of handsets is managed by means of a conservative credit policy, using modern management methods that involve applying credit scoring techniques, balance sheet analysis and consulting commercial databases, together with the automatic control of sales release integrated with the SAP ERP software distribution module.

The Company and its subsidiaries are also subject to credit risk derived from its investments and receivables from swap operations. The Company and its subsidiaries spread this risk by using various first line financial institutions.

Interest rate risk

The Company and its subsidiaries are exposed to the risk of a rise in interest rates, especially the combination of interest rates associated with the cost of the interbank deposit rates (CDI), due to the liability portion of the derivative operations (exchange hedge) and of loans contracted in Brazilian reais. In order to minimize exposure, the Company contracted CDI swap operations in Brazilian reais for fixed interest rates at a total reference value of R$1,507 million. The balance of financial investments, also indexed to the CDI, partially neutralizes this effect.

The Company and its subsidiaries are also exposed to fluctuations in the TJLP, as a result of the loans contracted from the BNDES. As of September 30, 2006, the principal of these operations amounted to R$191,947 (R$219,639 as of June 30, 2006). The Company and its subsidiaries have not contracted derivative operations to hedge the TJLP risk.

Loans contracted in foreign currency are also exposed to the risk of a rise in the interest rates (Libor) associated with foreign loans. As of September 30 and June 30, 2006, these operations totaled US$327,530 thousand of principal.

Of the total loans and financing associated with variable foreign interest rates (Libor), US$232,480 thousand have protection against interest rate variations (Libor) through derivatives (interest rate swap). The Company and its subsidiaries continue to monitor the market interest rates in order to evaluate the eventual need to contract other derivatives to protect against the risk of volatility of variable foreign rates for the remaining amount.

Currency risk

The Company and its subsidiaries use derivative instruments to protect against currency risk on foreign currency-denominated loans. The instruments normally used are swap options and forward contracts.

The following table summarizes the net exposure of the Company and its subsidiaries to the exchange rate factor as of September 30, 2006:

	In thousands
	US$	€	¥

Loans and financing	(847,737)	-	(50,250,460)
Loans and financing - UMBNDES (*)	(15,355)	-	-
Derivative contracts	885,552	7,963	50,250,460
Other obligations	(24,957)	(8,353)	-
Total	(2,497)	(390)	-

(*)  UMBNDES is a monetary unit calculated by the BNDES, composed of a basket of foreign currencies, the U.S. dollar being the main reason why the Company and its subsidiaries take it into consideration in analyzing the risk coverage in relation to variations in the exchange risks.

b)   Derivative contracts

The Company and its subsidiaries record gains and losses on derivative contracts as net financial income or expenses.

The estimated book and market values of loans and financing and derivative instruments are as follows:

	Book value	Market value	Unrealized loss

Loans and financing	(4,699,553)	(4,705,413)	(5,860)
Derivative contracts	(414,923)	(417,321)	(2,398)
Other obligations	(77,253)	(77,253)	-
Total	(5,191,729)	(5,199,987)	(8,258)

c)   Market value of financial instruments

The market value of the loans and financing, swap and forward contracts was established based on the discounted cash flow method, using available interest rates projections.

The market values are calculated at a specific time based on information available and in-house valuation methodologies, and, therefore, the estimates indicated do not necessarily represent market realization values. The use of different assumptions could significantly affect the estimates.

26. POST-RETIREMENT BENEFIT PLANS

The Company and its direct and indirect subsidiaries, together with other companies of the former Telebrás system, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social - SISTEL, as follows:

a)   PBS-A: defined-benefit multisponsored plan, for participants that were previously assisted and had such status on January 31, 2000.

b)   PBS-Telesp Celular, PBS-TCO, PBS-Tele Sudeste Celular and PBS-Tele Leste Celular: defined-benefit retirement plans sponsored individually by the companies.

The contributions to the PBS Plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the regulations in effect in Brazil. Cost is determined using the capitalization method and the contribution due by the sponsor is 13.5% of the payroll for the employees participating in the Plan, of which 12% is used to financing the PBS and 1.5% for the PAMA Plan. In the nine-month period ended September 30, 2006, the contributions to these Plans were R$14 (R$2 as of September 30, 2005).

c)   PAMA: multisponsored healthcare plan for retired employees and their dependents, on a shared cost basis.

d)   TCP Prev and TCO Prev Plans: these are individual defined and variable contribution plans, introduced by SISTEL in August 2000. The Company bears the risk of death and disability of the participants in both plans, and in the TCO Prev Plan some participants previously covered by the PBS-TCO Plan are entitled to retirement benefits for life (paid-up benefit), in addition to the defined contribution benefits. The Company’s contributions to the TCP Prev and TCO Prev Plans are equal to those of the participants, varying between 1% and 8% of the participation salary, according to the percentage chosen by the participant. In the nine-month period ended September 30, 2006 the contributions to these Plans amounted to R$5,592 (R$5,021 as of September 30, 2005).

A number of claims were made through civil suit No. 04/081,668-0, brought by ASTEL against the SISTEL, citing Telefônica and Telesp Celular as well as SISTEL, summarized as follows: (i) that SISTEL should be prohibited from collecting from retired employees and other participants any contributions referring to PAMA Plan, and that they should only pay “a reasonable amount for the use made”, which should be limited to 1% of the monthly remuneration of the participant; (ii) that SISTEL should reenroll in the PAMA Plan, without any restrictions, retired employees and participants whose enrollment has been suspended for default, as well as those who could not stand the pressure and asked for cancellation of their enrollment in the PAMA Plan or joined the PCE (Special Coverage Plan), if they so wished, also without restrictions; (iii) that SISTEL should reassess the economic needs of the PAMA Plan, including in respect of the amounts of the monthly contributions of the sponsors Telefônica and Telesp Celular; (iv) that the sponsors’ contribution should be calculated based on the payroll of all its employees, in accordance with the previous provision of the bylaws, and not on a percentage of the payroll of the active participants of the PBS Plan; (v) that SISTEL should reestablish the accreditation of all the hospitals, clinics and laboratories that had been cancelled; (vi) that a review should be made of the accounting distribution of the equity, so as to attribute to PAMA Plan the amounts relating to the reduction factor of the additional payments, as above, and that, until this review has been made, SISTEL should be prohibited from any spin-off of the net equity of the PBS-A Plan or any other plan managed by SISTEL; (vii) that SISTEL and the sponsors should reverse the “transfer of equity from the main substratum intended to guarantee PBS-2 and PAMA, illegally taken across to the Telesp Visão Plan (Plano Visão Telesp) and Vision Prev (Visão Prev)” of Telesp Celular; and (viii) granting of advance relief in respect of items “i”, “ii” and “v”.

Through its actuarial advisers, Telesp Celular prepared a study considering the impacts described above; accordingly, the change in the costing as claimed by the ASTEL civil suit represents an additional burden on the provisions of Telesp Celular, amounting to R$872.

Based on the opinions of its legal counsel and tax advisers, management believes that at this time there is no risk of payment, and, as of September 30, 2006, the probability of loss was classified as possible.

e)   Plano de Benefícios Visão Celular - Tele Leste: defined contribution individual plan - the Visão Celular benefit plan, introduced by SISTEL in August 2000.

The Company’s contributions to the Visão Celular Plan are equal to those of the participants, varying from 0% to 7% of the participation salary, according to the percentage chosen by the participant. In the nine-month period ended September 30, 2006, contributions to this Plan were R$614 (R$615 as of September 30, 2005).

f)    Plano de Benefícios Visão Celular - Tele Sudeste: individual defined contribution plan - the Visão Celular benefit plan, introduced by SISTEL in August 2000.

The subsidiaries’ contributions to the Visão Celular Plan are equal to those of the participants, varying between 2% to 9% of the participation salary, according to the percentage chosen by the participant. In the nine-month period ended September 30, 2006, contributions of R$2,519 (R$2,371 as of September 30, 2005) were made to the PBS-Tele Sudeste Celular and Visão Celular Plans.

g)   Defined benefits plans: CRT sponsored defined-benefit pension plans (founder benefits plan and the alternative benefits plan), which were managed by the Fundação dos Empregados da Companhia Riograndense de Telecomunicações - FCRT.

On December 21, 2001, the subsidiary and Brasil Telecom S.A., sponsors of the FCRT, signed a Term of Commitment for the full separation of the sponsors, through the withdrawal of the subsidiary as a sponsor and a guarantee that this withdrawal would be carried out strictly in accordance with the pertinent legislation and respecting the rights of the participants. This was approved by the Supplementary Pensions Office on December 30, 2003.

Although the existing legislation permits the suspension of deductions of the contributions of the sponsors and participants from January 2002 to December 2003, the subsidiary continued to make the payments as a way of safeguarding and preserving participants’ rights until the effective withdrawal of the subsidiary from sponsorship of the FCRT.

The actuarial valuation of the Plan adopted the methodology for withdrawal of the sponsor established by MPAS CPC Resolution No. 06/88.

The reserves were individually valued, based on the methodology defined in the above Resolution for each of the categories (assisted persons and pensioners, imminent and nonimminent risks).

As agreed with FCRT, since October 2004 the subsidiary has been transferring to SISTEL the amount planned as a savings reserve for active company employees who opted to migrate from the FCRT Alternative/Founder Plan to the Visão Plan, amounting to R$9,515 as of September 30 and June 30, 2006. Of the R$9,922 provisioned as of September 30, 2006 (R$9,773 as of June 30, 2006), R$3,245 refers to the withdrawal reserve for participants with an Agreement of Intent to transfer to BrTPrev who are awaiting the outcome of procedures with the INSS (national social security) to obtain retirement. The balance of the provision should be transferred during the year 2006, on conclusion of the validation of the amounts presented.

The amount of R$14,577 claimed by BrTPrev as a contingent legal and actuarial liability is under analysis and the Company is not in a position to confirm its existence and the chances of realization.

h)   Visão Celular CRT Benefit Plan: after approval of the process of withdrawal from the sponsorship by FCRT, the Supplementary Pension Office also approved the Visão Celular CRT Benefit Plan - Visão Plan (Plano Visão), implemented by the subsidiary as of March 1, 2004, when this Plan, of the individual defined contributions type, managed by SISTEL, was offered to its employees. The Visão Plan is funded by the contributions of the participants (employees) and sponsor, which are credited to participants’ individual accounts. The sponsor is responsible for all administrative and plan maintenance costs, including forecasting account balances for participants’ death and invalid benefits.

The subsidiary’s contributions to the Visão Celular Plan are equal to those of the participants, varying from 0% to 9% of the participation salary, according to the percentage chosen by the participant.

In the nine-month period ended September 30, 2006, the subsidiary made contributions of R$657 (R$605 as of September 30, 2005) to the Visão Celular Plan.

27. CORPORATE RESTRUCTURING

The goodwill paid on the privatization of the Company and on the acquisition of its subsidiaries was transferred by the acquiring companies to the acquired companies.

Previously, the transfers were constituted as provisions for maintaining the net equity of the acquired companies, and, consequently, the net acquired assets essentially represent the fiscal benefit arising from the deductibility of the goodwill acquired.

The accounting records maintained for the Companies’ corporate and fiscal purposes contain specific accounts related to goodwill and the incorporated provision, and the corresponding balances for amortization, reversal and tax benefits are as follows:

	Consolidated
	September 30, 2006			June 30, 2006
Restructuring	Goodwill	Provision	Net	Net

TCO - 1st acquisition	801,663	(529,098)	272,565	298,119
TCO - 2nd acquisition	305,834	(201,850)	103,984	110,765
TC - privatization	1,011,033	(667,282)	343,751	370,889
TLE - privatization	131,236	(86,617)	44,619	47,354
Total	2,249,766	(1,484,847)	764,919	827,127

The changes in the nine-month periods ended September 30, 2006 and 2005 are as follows:

	Consolidated
	September 30, 2006	September 30, 2005

Statement of operations:
Amortization of goodwill	574,959	471,575
Reversal of provision	(386,578)	(311,238)
Tax benefit	(188,381)	(160,337)
Net effect on net income	-	-

The amount will be merged into the capital for the benefit of the majority shareholders as the tax benefits are effectively realized, while the other shareholders are assured of the right of preference. The funds derived from the exercise of preference will be paid to the majority shareholders.

As of September 30, 2006, an amount of R$305,531, referring to benefits recorded up to December 31, 2005, was capitalized. Of this amount, R$194,277 corresponds to a share issue by Vivo Participações S.A., and R$111,254 corresponds to Tele Centro Oeste Celular Participações S.A., without a share issue.

28. TRANSACTIONS WITH RELATED PARTIES

The principal transactions with unconsolidated related parties are as follows:

a)   Use of network and long-distance (roaming) cellular communication: these transactions involve companies owned by the same controlling group: Telecomunicações de São Paulo S.A. - Telesp and subsidiaries. Some of these transactions were established based on contracts signed by Telebrás with the concessionaire operators during the period prior to privatization, and the conditions were regulated by ANATEL. Services to attend to the customers of Telecomunicações Móveis Nacionais - TMN “roaming” in the Company’s network are included.

b)   Technical assistance: refers to the provision of corporate management advisory services by PT SGPS, technical assistance by Telefônica Móviles S.A. and technical assistance provided by TBS Celular Participações S.A., calculated based on a percentage of the net services revenue, monetarily restated in accordance with the currency variation.

c)   Loans and financing: represent loans between companies in the Portugal Telecom Group, in accordance with Note 14.

d)   Corporate services: these are passed on to the subsidiaries at the cost effectively incurred for these services.

e)   Call-center services: provided by Atento Brasil S.A. and Mobitel S.A. - Dedic to users of the telecommunications services of the subsidiaries, contracted for 12 months and renewable for the same period.

f)    Systems development and maintenance services: provided by PT Inovação.

g)   Maintenance: of the modular profitability analysis system (MARE) and cost control system by Telefónica Móbile Solution, contracted for 12 months, renewable for an equal period.

h)   Allocation of corporate costs: with operators of the same group, allocated at the cost effectively incurred with these services.

i)    Operating logistics services and accounting and financial assistance: provided by Telefônica Gestão de Serviços Compartilhados Ltda.

j)    Voice content portal service provider: provided by Terra Network Brasil.

We set forth below a summary of the balances and transactions with unconsolidated related parties:

	Consolidated
	September 30, 2006	June 30, 2006

Assets:
Trade accounts receivable, net	161,754	177,474
Receivable from Group companies	9,584	48,526

	Consolidated
	September 30, 2006	June 30, 2006

Liabilities:
Trade accounts payable	(245,580)	(200,711)
Loans and financing	(562)	(541)
Technical assistance	(88,317)	(119,490)
Intercompany liabilities	(651)	(640)

	Consolidated
	September 30, 2006	September 30, 2005

Statement of operations:
Net operating revenue	1,201,195	1,228,519
Cost of services	(106,744)	(169,645)
Selling expenses	(386,074)	(178,973)
General and administrative expenses	(96,528)	(38,550)
Other operating revenue, net	52,265	-
Financial income, net	1,234	10,586

29. INSURANCE (CONSOLIDATED)

The Company and its subsidiaries have a policy of monitoring the risks inherent to their operations. Accordingly, as of September 30, 2006, the Companies had insurance policies in effect to cover operating risks, third-party liability, health, etc. The management of the Company and its subsidiaries considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are shown below:

Type	Insured amount

Operating risks	R$12,816,907
General civil liability	R$5,640
Vehicle (officers’ fleet)	Fipe table - 100%, R$250 for damage to property/bodily harm and R$50 for pain and suffering
Vehicle (operational fleet)	R$250 for damage to property/bodily harm and R$50 for pain and suffering

30. AMERICAN DEPOSITARY RECEIPTS - ADRs PROGRAM

On November 16, 1998, the Company began to trade ADRs corporate restructuring (NYSE) under the code “TCP”, and, since March 31, 2006, under the code “VIV” (in accordance with the Extraordinary General Meeting of February 22, 2006), with the following main characteristics:

  Type of share: preferred.

  Each ADR represents one preferred share.

  The shares are traded as ADRs with the code “VIV”, on the New York Stock Exchange - NYSE.

  Foreign depositary bank: The Bank of New York.

  Custodian bank in Brazil: Banco Itaú S.A.

31. RECONCILIATION OF COMPANY AND CONSOLIDATED RESULTS FOR THE NINE-MONTH PERIOD

The reconciliation of losses for the nine-month period ended September 30, 2006, Company and consolidated, is as follows:

2006

Company loss	(826,970)
Equipment donations received by subsidiaries	(14,680)
Unclaimed interest on shareholders’ equity - TCO	(3,547)
Exploration losses - TCO, TMAT and NBT	(24,162)
Consolidated loss	(869,359)

32. “COMBINED” FINANCIAL INFORMATION

As a result of the incorporation of TCO shares, to convert Vivo into a fully-owned subsidiary, and the merger of the companies TSD, TLE and CRTPart with Vivo (corporate restructuring), the consolidated statements of loss for the nine-month periods ended September 30, 2006 and 2005 are not comparable.

In order to provide an appropriate basis for comparison, we are disclosing the “combined” consolidated financial information, considering the consolidation of all the companies, as if the corporate restructuring had occurred on January 1, 2005.

This information is presented merely to permit additional analyses arising from the comparison of balances and transactions, and is not intended to represent what might have occurred if the companies TSD, TLE and CRTPart had in fact been incorporated by the Company and TCO converted into a fully-owned subsidiary of the Company on January 1, 2005, or to present the isolated statements of a corporation, neither does it necessarily indicate future results.

In order to prepare the “combined” financial information, the premise adopted was to fully consolidate the financial information of the Companies, eliminating transactions between related parties as of September 30, 2005.

STATEMENT OF LOSS FOR THE NINE-MONTH PERIOD ENDED
SEPTEMBER 30, 2006 AND “COMBINED” STATEMENT OF LOSS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005

	Consolidated
	September 30, 2006	September 30, 2005
		“Combined”

GROSS OPERATING REVENUE
Revenue from services	9,241,409	9,341,852
Sale of handsets and accessories	2,101,820	2,189,042
	11,343,229	11,530,894
Deductions from gross revenue	(3,342,995)	(3,263,803)

NET OPERATING REVENUE	8,000,234	8,267,091
Cost of services provided	(2,598,069)	(2,117,065)
Cost of products sold	(1,491,348)	(1,798,574)

GROSS PROFIT	3,910,817	4,351,452

OPERATING INCOME (EXPENSES)
Selling expenses	(2,927,858)	(2,619,486)
General and administrative expenses	(784,913)	(722,816)
Other operating expenses	(617,050)	(572,023)
Other operating income	323,775	281,862
	(4,006,046)	(3,632,463)

OPERATING INCOME (LOSS) BEFORE FINANCIAL INCOME (EXPENSES)	(95,229)	718,989
Financial expenses	(1,142,633)	(1,715,061)
Financial income	541,203	1,034,349

OPERATING INCOME (LOSS)	(696,659)	38,277
Nonoperating income (expense), net	(10,847)	10,777

INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST	(707,506)	49,054
Income and social contribution taxes	(153,885)	(379,731)
Minority interest	(7,968)	-

NET LOSS	(869,359)	(330,677)

08.01 -  THIRD 2006 CONSOLIDATED RESULTS OF VIVO PARTICIPAÇÕES S.A.

NET OPERATING REVENUES - VIVO
	According to Corporate Law
						Accum
R$ million	3 Q 06	2 Q 06	Δ%	3 Q 05	Δ%	2006	2005	Δ%
Subscription and Usage	1,181.9	1,159.2	2.0%	1,284.6	-8.0%	3,530.0	3,579.3	-1.4%
Network usage	1,149.5	867.8	32.5%	991.8	15.9%	2,947.3	3,103.5	-5.0%
Other services	136.3	157.1	-13.2%	135.7	0.4%	436.2	398.5	9.5%
Net service revenues	2,467.7	2,184.1	13.0%	2,412.1	2.3%	6,913.5	7,081.3	-2.4%
Net handset revenues	357.2	414.2	-13.8%	398.3	-10.3%	1,086.7	1,185.7	-8.3%
Net Revenues	2,824.9	2,598.3	8.7%	2,810.4	0.5%	8,000.2	8,267.0	-3.2%

                         Operating Revenue

Increase of service revenue Data revenue increase

The total net revenue grew 8.7% in relation to 2Q06, as a result of the increase in the revenue from services, especially in the revenue of usage of networks due to termination of the partial Bill&Keep system, recording R$2,824.9 million in the quarter. In relation to 3Q05, it recorded an increase of 0.5% mainly due to the increase in the revenue from usage of network, even though considering the effects of right planning and the impact of the sales of a lesser number of handsets. By eliminating the effects mainly of the termination of the partial Bill&Keep system, the net service revenue would answer for 1.0% growth in relation to the previous quarter.

The increase of 2.0% in “subscription and usage revenue”, when compared to 2Q06, is mainly due to the increase in the total outgoing revenue. Such increase is due to the growth in the outgoing traffic, offsetting the effects of the transition from fixed-mobile traffic to mobile-mobile traffic, with consequent drop in roaming revenue. In comparison to 3Q05, there was an 8.0% reduction mainly due to the free minute bonus campaigns and “right planning”. It is worth mentioning the increase in total outgoing traffic registered in this period.

Data revenue was up 8.5% in the comparison between 3Q06 and 3Q05. This increase is due to the company’s efforts related to development of products and services using its technology and its communication and information to users. It is reflects on a widespread access and use of the tools, in addition to increase in the customer base, with growth potential. The 40% reduction in SMS tariffs adopted in this quarter did not result in a decrease of its revenue in the same proportion. The SMS revenue accounted for 53.6% of data revenues in 3Q06. The WAP revenue increased by 15.3% in a year-to-year comparison, with potential growth due to the increase in the number of activated handsets.

OPERATING COSTS - VIVO
	According to Corporate Law
						Accum
R$ million	3 Q 06	2 Q 06	Δ%	3 Q 05	Δ%	2006	2005	Δ%
Personnel	(150.9)	(155.3)	-2.8%	(149.4)	1.0%	(461.9)	(453.6)	1.8%
Cost of services rendered	(664.3)	(418.2)	58.8%	(371.8)	78.7%	(1,516.5)	(1,129.6)	34.3%
Leased lines	(59.0)	(57.0)	3.5%	(64.2)	-8.1%	(175.4)	(202.7)	-13.5%
Interconnection	(322.5)	(37.1)	769.3%	(59.3)	443.8%	(399.5)	(189.0)	111.4%
Rent/Insurance/Condominium fees	(53.1)	(51.7)	2.7%	(47.4)	12.0%	(154.7)	(132.2)	17.0%
Fistel and other taxes and contributions	(125.7)	(132.1)	-4.8%	(124.0)	1.4%	(393.9)	(369.8)	6.5%
Third-party services	(96.4)	(89.4)	7.8%	(69.5)	38.7%	(279.3)	(222.7)	25.4%
Others	(7.6)	(50.9)	-85.1%	(7.4)	2.7%	(113.7)	(13.2)	761.4%
Cost of goods sold	(511.9)	(546.8)	-6.4%	(556.9)	-8.1%	(1,491.3)	(1,798.6)	-17.1%
Selling expenses	(697.4)	(1,002.4)	-30.4%	(767.8)	-9.2%	(2,411.1)	(2,140.8)	12.6%
Provision for bad debt	(147.8)	(338.7)	-56.4%	(161.3)	-8.4%	(647.5)	(386.3)	67.6%
Third-party services	(520.3)	(622.8)	-16.5%	(583.2)	-10.8%	(1,659.7)	(1,676.5)	-1.0%
Others	(29.3)	(40.9)	-28.4%	(23.3)	25.8%	(103.9)	(78.0)	33.2%
General & administrative expenses	(112.7)	(145.5)	-22.5%	(158.7)	-29.0%	(387.2)	(406.9)	-4.8%
Other operating revenues (expenses)	27.9	(23.8)	n.a.	(9.2)	n.a.	6.8	36.1	-81.2%
Total costs before depreciation / amortization	(2,109.3)	(2,292.0)	-8.0%	(2,013.8)	4.7%	(6,261.2)	(5,893.4)	6.2%
Depreciation and amortization	(636.3)	(606.2)	5.0%	(586.4)	8.5%	(1,834.2)	(1,654.6)	10.9%
Total operating costs	(2,745.6)	(2,898.2)	-5.3%	(2,600.2)	5.6%	(8,095.4)	(7,548.0)	7.3%

                                   Operating Costs:

Strict control over manageable costs

In the comparison between 3Q06 and 2Q06, the reduction in personnel cost is mainly due to severance costs related to the last stage of the process for outsourcing labor for the shops, more than offset by hiring of own labor for the IT/IS administrative activities, previously rendered in part by outsourcing.

The variation between 3Q06 and the same period of 2005 is a result of the collective bargaining agreement, offset by a reduction in the average headcount in the periods: 3Q06 with an average of 5,919 employees and 3Q05 with an average of 6,053 employees.

The increase of 58.8% in the cost of services rendered in 3Q06, when compared to 2Q06, is due to the increase in interconnection costs, offset by the reduction of provisions related to the co-billing process that is the result of negotiation with the other operators. Also contributed expenses with third-party services because of the increase in data processing expenses. When compared to 3Q05, the increase was 78.7% due, also, to the increase in interconnection costs and third-party services. It must be emphasized that after the effects of termination of the partial Bill&Keep system are eliminated, the cost of services rendered would record a 6.6% reduction in relation to the previous quarter.

The cost of goods sold decreased by 6.4% and 8.1% in relation to 2Q06 and 3Q05, respectively due to the reduction in activations in the period, and change in the mix of handsets sold.

In 3Q06, selling expenses were reduced by 30.4% in relation to 2Q06 and by 9.2% in comparison to 3Q05, as a result of the reduction in expenses with provisions for bad debt, in addition to the reduction in expenses with third-party services, especially publicity and advertising.

PDD – significant reduction in the quarter

The Provision for Bad Debtors – PDD registered in the 3Q06 the amount of R$ 147.8 millions, reaching 3.7% of the total gross revenue, which represents a 56.4% reduction in relation to the previous quarter. To the achievement of such reduction in PDD, it is worth mentioning the role played by the implementation of new systems for credit management employed in the capture of new clients and in maintaining the existing client base, together with the increased number of actions to improve collection. It is also important to notice that there is a reduction in the PDD related to the previous quarter even after the extraordinary effects registered in the 2Q06 (in the amount of R$ 161.5 million) are netted out. The improvement is also due to the implementation of the projects devised to control clone and fraud which have so far reduced the occurrence of such cases in approximately 84% related to the same period last year.

General and administrative expenses recorded a reduction of 22.5% and 29.0% in relation to 2Q06 and 3Q05. Such reduction is mainly due to the reduction in expenses with consultancy, outsourcing and data processing, by reason of the conclusion of most of the unification projects of the IT and IS platforms which already include more than 90.0% of the customers, thus contributing to expense reduction and management improvement.

Other Operating Revenues / Expenses recorded revenues of R$ 27.9 million in 3Q06, due to increase in revenues generated from provision reversal, commercial incentives and recovery of expenses, offset by increase in expenses with taxes, charges and contributions.

                                Depreciation and Amortization

Depreciation and amortization expenses increased by 5.0% and 8.5% in 3Q06 in relation to 3Q05 and 2Q06, respectively, due to amortization of intangible assets, such as software and licenses, depreciation of analogic radio-base stations, offset by a reduction in expenses with depreciation of digital ERBs.

FINANCIAL REVENUES (EXPENSES) - VIVO
	According to Corporate Law
						Accum
R$ million	3 Q 06	2 Q 06	Δ%	3 Q 05	Δ%	2006	2005	Δ%
Financial Revenues	51.4	104.7	-50.9%	338.8	-84.8%	541.2	1,034.3	-47.7%
Exchange rate variation / Monetary variation	10.9	52.6	-79.3%	210.3	-94.8%	323.2	688.1	-53.0%
Other financial revenues	40.5	52.1	-22.3%	133.4	-69.6%	218.0	351.3	-37.9%
(-) Pis/Cofins taxes on financial revenues	0.0	0.0	n.a.	(4.9)	n.a.	0.0	(5.1)	n.a.
Financial Expenses	(253.0)	(318.3)	-20.5%	(551.5)	-54.1%	(1,142.6)	(1,715.0)	-33.4%
Exchange rate variation / Monetary variation	(3.7)	(32.4)	-88.6%	(3.0)	23.3%	(48.8)	(45.2)	8.0%
Other financial expenses	(141.4)	(157.6)	-10.3%	(180.6)	-21.7%	(461.5)	(508.1)	-9.2%
Gains (Losses) with derivatives transactions	(107.9)	(128.3)	-15.9%	(367.9)	-70.7%	(632.3)	(1,161.7)	-45.6%
Net Financial Income	(201.6)	(213.6)	-5.6%	(212.7)	-5.2%	(601.4)	(680.7)	-11.6%

Reduction in financial expenses between the periods

VIVO’s net financial expense in 3Q06 was reduced by R$ 12.0 million when compared to 2Q06. Such variation was caused, by the reduction in the interest rate for the period (3.58% in 2Q06 and 3.51% in 3Q06) assessed on the net indebtedness, which was reduced by 4.3%.

In the comparison between 3Q06 and 3Q05, VIVO reduced its net financial expense by R$ 11.1 million, mainly due to the reduction in the interest rate of the period (4.74% in 3Q05 and 3.51% in 3Q06).

Net Result	The losses recorded in 3Q06 were R$ 196.9 million, reduced by 60.1% in relation to the losses recorded in the previous quarter, of R$ 493.1 million.

LOANS AND FINANCING - VIVO
	CURRENCY
Lenders (R$ million)	R$	URTJLP *	UMBND **	US$	Yen
Financial institutions	1,685.9	192.8	33.4	1,842.9	925.0
Fixcel – TCO’s Acquisition	19.6	-	-	-	-
Total	1,705.5	192.8	33.4	1,842.9	925.0
Exchange rate used		1.955839	0.041868	2.1742	0.018408

Payment Schedule - Long Term

2007	0.3	13.7	2.6	130.5	140.4
as from 2007	1,630.3	69.3	12.3	565.4	610.7
Total	1,630.6	83.0	14.9	695.9	751.1

NET DEBT - VIVO
	Sep 30. 06	Jun 30. 06
Short Term	1,524.1	1,861.7
Long Term	3,175.5	2,824.7
Total debt	4,699.6	4,686.4
Cash and cash equivalents	(966.9)	(644.0)
Derivatives	414.9	291.6
Net Debt	4,147.6	4,334.0

(*) BNDES long term interest rate unit

(**) UMBND - prepared by the BNDES, it is a basket of foreign currencies unit, US dollar predominant

Reduction in net debt Change in debt profile

On September 30, 2006, VIVO’s debts related to loans and financings amounted to R$ 4,699.6 million (R$ 4,686.4 million on June 30, 2006), 60% of which is denominated in foreign currency. The Company has signed exchange rate hedging contracts thus protecting 100% of its financial debt against foreign exchange volatility, so that the final cost (debt and swap) is Reais-referenced. This debt was offset by the Company’s available cash and financial investments (R$ 966.9 million) and by derivative assets and liabilities (R$ 414.9 million payable) resulting in a net debt of R$ 4,147.6 million, a 4.3% reduction in relation to June 2006.

It is remarkable the 12.5% reduction in the gross debt, equivalent to R$669.9 million in relation to the 3Q05.

The reduction in VIVO’s net debt in 3Q06 in relation to 2Q06 in the amount of R$ 186.4 million is mainly due to the fact that the service of debt cost has been more than offset by an increase in the generation of net operating cash.

Short term debt answered for 32% of the total debt on September 30, 2006 (40% in June 2006), covered by the company’s cash and operating cash flow.

CAPEX - VIVO
R$ million				Accum
	3 Q 06	2 Q 06	3 Q 05	2006	2005

Network	202.6	139.5	224.6	434.3	858.5
Technology / Information System	107.1	87.6	71.2	280.6	191.4
Other	135.1	110.8	94.0	349.1	294.1
Total	444.8	337.9	389.8	1,064.0	1,344.0

% Net Revenues	15.7%	13.0%	13.9%	13.3%	16.3%

Capital Expenditures (CAPEX)

Quality, coverage and overlay

Capital expenditures of R$ 444.8 million in 3Q06, totaling R$1,064.0 in the first nine months of the year, are basically due to improvement in the consolidation and rationalization of the information systems, especially management systems, quality maintenance and coverage expansion, in addition to technology for meeting the corporate segment. Included among the investments effected are those referring to the GSM overlay, whose schedule is being fulfilled as planned.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2006

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.